Filed Pursuant to Rule 424(b)(3)
                                                  Registration Nos. 333-59942
                                                                    333-59942-01
                                                                    333-59942-02


PROSPECTUS SUPPLEMENT
(To Prospectus dated June 1, 2001)

                          40,000 Preferred Securities
                                   [LOGO]
                                    GULF
                                    POWER
                              A SOUTHERN COMPANY

                          Gulf Power Capital Trust IV

                      Flexible Trust Preferred Securities
                                 (T-FLEX/SM/)
                     (Five Year Initial Fixed Rate Period)
              (Liquidation Amount $1,000 per Preferred Security)

           Fully and unconditionally guaranteed, as described herein

                                 -------------

   The initial distribution rate on the Flexible Trust Preferred Securities will be 5.60% per annum from the date of original issuance through November 29, 2007, which is the initial fixed rate period. Thereafter, the distribution rate for the Preferred Securities may be at fixed rates determined through remarketings of the Preferred Securities for specific periods of varying length or may be at floating rates reset quarterly based on 3-month LIBOR plus 3.49%.

   A brief description of the Preferred Securities can be found under "Summary Information -- Q&A" in this Prospectus Supplement.

   See "Risk Factors" section beginning on page S-8 for a description of specific risks associated with these Preferred Securities.


================================================================================

                                                                  Per
                                                           Preferred Security    Total
-----------------------------------------------------------------------------------------
Initial public offering price(1).........................       $999.68       $39,987,200
Underwriting commissions to be paid by Gulf Power Company       $ 10.00       $   400,000
Proceeds to Gulf Power Capital Trust IV..................       $989.68       $39,587,200

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) Plus accumulated distributions, if any, from the date of original issuance, which is expected to be December 13, 2002.

                                 -------------

   Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Prospectus Supplement or the Prospectus to which it relates. Any representation to the contrary is a criminal offense.

   The Underwriters expect to deliver the Preferred Securities in book-entry form only through The Depository Trust Company against payment in New York, New York on December 13, 2002.

LEHMAN BROTHERS

                                                     SUNTRUST ROBINSON HUMPHREY

Prospectus Supplement dated December 5, 2002.

   In making your investment decision, you should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the attached Prospectus. We have not authorized anyone to provide you with any other information. If you receive any unauthorized information, you must not rely on it.

   We are offering to sell the Preferred Securities only in places where sales are permitted.

   You should not assume that the information contained or incorporated by reference in this Prospectus Supplement or the attached Prospectus is accurate as of any date other than its respective date.

                               -----------------

                               TABLE OF CONTENTS


                                                          Page
                                                          ----
                             Prospectus Supplement

               Summary Information -- Q&A..................  S-3
               Risk Factors................................  S-8
               Gulf Power Capital Trust IV................. S-12
               Selected Financial Information.............. S-13
               Accounting Treatment........................ S-13
               Use of Proceeds............................. S-14
               Description of the Preferred Securities..... S-14
               Description of the Series E Junior
                 Subordinated Notes........................ S-29
               Relationship Among the Preferred Securities,
                 the Series E Junior Subordinated Notes and
                 the Guarantee............................. S-31
               Certain Federal Income Tax Consequences..... S-33
               Certain ERISA Considerations................ S-37
               Underwriting................................ S-39
               Experts..................................... S-40
               Legal Opinions.............................. S-40

                                                            Page
                                                            ----

                                  Prospectus

                About this Prospectus.......................  2
                Available Information.......................  2
                Incorporation of Certain Documents by
                  Reference.................................  2
                Selected Information........................  4
                Gulf Power Company..........................  5
                The Trusts..................................  5
                Accounting Treatment of Trusts..............  6
                Use of Proceeds.............................  6
                Description of the Senior Notes.............  6
                Description of the Junior Subordinated Notes 10
                Description of the Preferred Securities..... 15
                Description of the Guarantees............... 16
                Relationship Among the Preferred Securities,
                  the Junior Subordinated Notes and the
                  Guarantees................................ 18
                Plan of Distribution........................ 19
                Legal Matters............................... 20
                Experts..................................... 20

                          SUMMARY INFORMATION -- Q&A

   The following information supplements, and should be read together with, the information contained in other parts of this Prospectus Supplement and in the accompanying Prospectus. This summary highlights selected information from this Prospectus Supplement and the accompanying Prospectus to help you understand the Flexible Trust Preferred Securities (the "Preferred Securities"). You should carefully read this Prospectus Supplement and the accompanying Prospectus to understand fully the terms of the Preferred Securities as well as the tax and other considerations that are important to you in making a decision about whether to invest in the Preferred Securities. You should pay special attention to the "Risk Factors" section beginning on page S-8 of this Prospectus Supplement to determine whether an investment in the Preferred Securities is appropriate for you.

What are the Preferred Securities?

   Each Preferred Security represents an undivided beneficial interest in the assets of Gulf Power Capital Trust IV (the "Trust"). Each Preferred Security will entitle the holder to receive quarterly cash distributions ("Distributions") as described in this Prospectus Supplement. The Trust is offering 40,000 Preferred Securities at a price of $999.68 for each Preferred Security.

Who is the Trust?

   The Trust is a Delaware statutory trust. The mailing address of its principal place of business is c/o Gulf Power Company, One Energy Place, Pensacola, Florida 32520-0100, and its telephone number is (850) 444-6111.

   The Trust will sell its Preferred Securities to the public and its common securities (the "Common Securities") to Gulf Power Company (the "Company"). The Trust will use the proceeds from these sales to buy a series of junior subordinated notes due November 30, 2042 (the "Series E Junior Subordinated Notes") from the Company with the same financial terms as the Preferred Securities. The Company will guarantee payments made on the Preferred Securities as described herein.

   JPMorgan Chase Bank will act as property trustee (the "Property Trustee") of the Trust. Two officers of the Company also will act as trustees (the "Administrative Trustees") of the Trust. Chase Manhattan Bank USA, National Association will be an additional trustee (the "Delaware Trustee") of the Trust. JPMorgan Chase Bank also will act as trustee (the "Indenture Trustee") under the Subordinated Note Indenture, as supplemented (the "Subordinated Note Indenture"), pursuant to which the Series E Junior Subordinated Notes will be issued and will act as trustee (the "Guarantee Trustee") under the Preferred Securities Guarantee of the Company (the "Guarantee"). The Property Trustee, the Delaware Trustee and the Administrative Trustees are sometimes referred to as the "Securities Trustees."

Who is Gulf Power Company?

   The Company is a corporation organized under the laws of the State of Maine on November 2, 1925, and admitted to do business in Florida on January 15, 1926, in Mississippi on October 25, 1976 and in Georgia on November 20, 1984. The mailing address of the Company's principal executive offices is One Energy Place, Pensacola, Florida 32520-0100, and the telephone number is (850) 444-6111. The Company is a wholly owned subsidiary of The Southern Company ("Southern").

   The Company is a regulated public utility engaged in the generation, transmission, distribution and sale of electric energy within an approximately 7,400 square mile service area within the northwestern portion of the State of Florida.

What will the Distribution Rate be on the Preferred Securities?

   Distributions will initially be paid at a rate (a "Distribution Rate") of 5.60% per annum (the "Initial Distribution Rate"), payable semiannually in arrears, for the period from the date of original issuance of the Preferred Securities (the "Issue Date"), which is expected to be December 13, 2002, through November 29, 2007 (the "Initial Fixed Rate Period"). If the Preferred Securities are not redeemed, the Company and the Trust will have the option to remarket the Preferred Securities prior to expiration of the Initial Fixed Rate Period (to be in effect after the Initial Fixed Rate Period) to establish a new fixed per annum Distribution Rate (together with the Initial Distribution Rate and any subsequent fixed rate established pursuant to a remarketing, as described below, a "Fixed Rate") with respect to the Preferred Securities. Any new Fixed Rate so established will be in effect for such period (together with the Initial Fixed Rate Period and any subsequent period established pursuant to a remarketing, as described below, a "Fixed Rate Period") as the Company and the Trust determine in connection with the remarketing, provided that a Fixed Rate Period must be for a duration of at least six months. A Fixed Rate Period may not extend beyond November 30, 2042, the final maturity of the Series E Junior Subordinated Notes, and may not end on a day other than a day immediately preceding a Distribution Payment Date (as defined below). Distributions on Preferred Securities during any Fixed Rate Period will be payable semiannually in arrears. Prior to the expiration of any Fixed Rate Period, the Company and the Trust will have the option to again remarket the Preferred Securities to establish a new Fixed Rate for a new Fixed Rate Period (to be in effect after the expiration of the then current Distribution Period).

   If the Preferred Securities are not redeemed and if the Company and the Trust elect not to remarket the Preferred Securities prior to expiration of the Initial Fixed Rate Period or any subsequent Fixed Rate Period, or if they are unable to successfully remarket all Preferred Securities tendered for sale in a remarketing, Distributions on the Preferred Securities will thereafter be payable at a floating rate (a "Floating Rate") reset quarterly based on 3-month LIBOR plus 3.49%, subject to the right of the Company and the Trust to subsequently remarket Preferred Securities to again establish a Fixed Rate for a new Fixed Rate Period as described below. During any period during which a Floating Rate is in effect (a "Floating Rate Period"), Distributions on the Preferred Securities will be payable quarterly in arrears. The Company and the Trust may elect to remarket the Preferred Securities prior to any Distribution Payment Date relating to a Floating Rate Period in order to again establish a new Fixed Rate for a new Fixed Rate Period (to be in effect after the expiration of the then current Distribution Period).

   In this Prospectus Supplement, each semiannual distribution period in a Fixed Rate Period (including, without limitation, the Initial Fixed Rate Period) and each quarterly distribution period in a Floating Rate Period are sometimes referred to as a "Distribution Period."

What are the Procedures for Remarketing the Preferred Securities and establishing the Distribution Rate for Distribution Periods subsequent to the Initial Fixed Rate Period?

   In connection with any remarketing of the Preferred Securities, holders of Preferred Securities will be given the option to elect to retain or tender all or a portion of their Preferred Securities for sale in the remarketing. Such election will be required to be made on a date that is no later than the fifth Business Day (as defined below) prior to the proposed remarketing date (an "Election Date"). A holder that fails to give an election notice to the Remarketing Agent (as defined below) by the Election Date will be deemed to have elected to sell its Preferred Securities in the remarketing. A holder of Preferred Securities may notify the Remarketing Agent of its interest in retaining all or some of its Preferred Securities, provided that the new Distribution Rate is a Fixed Rate not less than a rate per annum specified by the holder. In such case, the holder will be given priority to purchase the specified number of Preferred Securities in the remarketing, provided the new Distribution Rate is a Fixed Rate not less than the rate specified by the holder.

   If the Remarketing Agent is able to remarket all Preferred Securities tendered or deemed tendered in connection with the remarketing at a price equal to $1,000 per Preferred Security for the desired new Fixed Rate Period selected by the Company and the Trust, the Distribution Rate on the Preferred Securities for the new Fixed Rate Period will be the rate that the Remarketing Agent determines, in its sole judgment, to be the lowest rate per annum, if any, that will enable it to remarket all Preferred Securities tendered or deemed tendered for remarketing at a price of $1,000 per Preferred Security.

   If the Remarketing Agent is unable to remarket all Preferred Securities tendered or deemed tendered in connection with a remarketing at a price equal to $1,000 per Preferred Security for the desired new Fixed Rate Period selected by the Company and the Trust, the Distribution Rate on the Preferred Securities will be the then applicable Floating Rate. In such case, each holder will continue to hold its Preferred Securities at the Floating Rate.

   The purchase price payable to a holder for any Preferred Securities repurchased from it in a remarketing is expected to be equal to $1,000 per Preferred Security, plus accrued and unpaid Distributions. Lehman Brothers Inc. is expected to act as remarketing agent (the "Remarketing Agent") in connection with any remarketing of the Preferred Securities.

   You should read "Description of the Preferred Securities -- Remarketing" for more information regarding the procedures relating to a remarketing of the Preferred Securities.

When will you receive Distributions?

   If you purchase the Preferred Securities, you are entitled to receive Distributions at the Distribution Rate on the applicable distribution payment date (each, a "Distribution Payment Date"). During the Initial Fixed Rate Period, Distributions will be payable semi-annually in arrears on May 30 and November 30 of each year, commencing on May 30, 2003. In any subsequent Fixed Rate Period, Distributions will be payable semiannually in arrears determined based on the remarketing date (if the Preferred Securities are remarketed for a new Fixed Rate Period that begins on May 30 or November 30, Distributions will be payable on May 30 and November 30 of each year and if the Preferred Securities are remarketed for a new Fixed Rate Period that begins on February 28 or August 30, Distributions will be payable on February 28 and August 30 of each year). Distributions during any Floating Rate Period will be payable on February 28, May 30, August 30 and November 30 of each year.

When can payment of your Distributions be deferred?

   The Company can, on one or more occasions, defer interest payments on the Series E Junior Subordinated Notes for up to five years at a time (each, an "Extension Period"). A deferral of interest payments cannot extend, however, beyond the maturity date of the Series E Junior Subordinated Notes (which is November 30, 2042). See "Description of the Series E Junior Subordinated Notes -- Option to Extend Interest Payment Period."

   If the Company defers interest payments on the Series E Junior Subordinated Notes, the Trust will also defer Distributions on the Preferred Securities. During any Extension Period, Distributions will continue to accrue on the Preferred Securities. If the Company elects to defer interest during a Fixed Rate Period, Distributions will continue to accrue at the Fixed Rate until the expiration of the Fixed Rate Period. Upon expiration of such Fixed Rate Period and any Fixed Rate Period during the Extension Period, the Company and the Trust will have the option to remarket the Preferred Securities for a new Fixed Rate Period. If the Company and the Trust do not remarket the Preferred Securities, the Floating Rate during the Extension Period shall not be less than the Fixed Rate for the Fixed Rate Period just ended. If the Company elects to defer interest during a Floating Rate Period, Distributions will continue to accrue at the applicable Floating Rate, reset quarterly, subject to the right of the Company and the Trust to remarket the Preferred Securities prior to any Distribution Payment Date in order to establish a new Fixed Rate Period to begin on that Distribution Payment Date. Deferred Distributions will themselves accrue interest at the then prevailing Distribution Rate (to the extent permitted by law). Once the Company makes all interest payments on the Series E Junior Subordinated Notes, with accrued interest, it can again defer interest payments on the Series E Junior Subordinated Notes.

   During any period in which the Company defers interest payments on the Series E Junior Subordinated Notes, the Company will not be permitted to (with limited exceptions):

   . pay a dividend or make any distributions on its capital stock or redeem, purchase, acquire or make a liquidation payment on any of its capital stock, or make any guarantee payments with respect to the foregoing; or

   . make an interest, principal or premium payment on, or repurchase or redeem, any of its debt securities that rank equal with or junior to the Series E Junior Subordinated Notes.

   If the Company defers payments of interest on the Series E Junior Subordinated Notes, the Preferred Securities will, from the time of deferral, be treated as being issued with original issue discount ("OID") for United States federal income tax purposes. This means you will be required to recognize interest income with respect to Distributions and include such amounts in your gross income for United States federal income tax purposes even though you will not have received any cash Distributions relating to such interest income. You should consult with your own tax advisor regarding the tax consequences of an investment in the Preferred Securities. See "Certain Federal Income Tax Consequences--Original Issue Discount."

When can the Trust redeem the Preferred Securities?

   The Trust must redeem all of the outstanding Preferred Securities and Common Securities (together, the "Trust Securities") when the Series E Junior Subordinated Notes are paid at maturity on November 30, 2042 or are otherwise due. In addition, if the Company redeems the Series E Junior Subordinated Notes before their maturity, the Trust will use the cash it receives from the redemption to redeem Preferred Securities and Common Securities having a combined liquidation amount equal to the principal amount of the Series E Junior Subordinated Notes redeemed.

   The Company can redeem, in whole, but not in part, the Series E Junior Subordinated Notes before their maturity on the last Distribution Payment Date relating to the Initial Fixed Rate Period, on such dates with respect to any other Fixed Rate Period as the Company and the Trust may determine prior to the remarketing establishing such Fixed Rate Period or on any Distribution Payment Date relating to a Floating Rate Period (each, a "Redemption Date") at 100% of their principal amount plus accrued and unpaid interest to that redemption date (the "Redemption Price"). The Company also has the option to redeem the Series E Junior Subordinated Notes, in whole, but not in part, at any time at the Redemption Price if certain changes in tax or investment company law occur and certain other conditions are satisfied, as more fully described under "Description of the Preferred Securities--Special Event Redemption; Distribution of Series E Junior Subordinated Notes."

What is the Company's guarantee of the Preferred Securities?

   The Company will guarantee the Preferred Securities based on:

   . its obligations to make payments on the Series E Junior Subordinated Notes;

   . its obligations under the Guarantee; and

   . its obligations under the Trust Agreement and the Agreement as to Expenses and Liabilities between the Company and the Trust (the "Agreement as to Expenses and Liabilities").

   The Company's obligations under the Series E Junior Subordinated Notes are subordinate and junior in right of payment to all of its Senior Indebtedness (as defined under "Description of the Junior Subordinated Notes--
Subordination" in the accompanying Prospectus), which aggregated approximately $579,000,000 at September 30, 2002.

   The payment of Distributions on the Preferred Securities is guaranteed by the Company under the Guarantee, but only to the extent the Trust has funds legally and immediately available to make Distributions.

   The Company's obligations under the Guarantee are:

   . subordinate and junior in right of payment to its other liabilities;

   . equal in rank to its most senior preferred stock; and

   . senior to its common stock.

When could the Series E Junior Subordinated Notes be distributed to you?

   The Company has the right to terminate the Trust at any time. If the Company terminates the Trust, the Trust will liquidate by distributing the Series E Junior Subordinated Notes to holders of the Preferred Securities and the Common Securities on a pro rata basis. For a discussion of the Company's ability to distribute the Series E Junior Subordinated Notes, see "Description of the Preferred Securities--Special Event Redemption; Distribution of Series E Junior Subordinated Notes" and "--Liquidation Distribution Upon Dissolution."

Will the Preferred Securities be listed on a stock exchange?

   The Preferred Securities will not be listed on a stock exchange.

Will holders of the Preferred Securities have any voting rights?

   Generally, the holders of the Preferred Securities will not have any voting rights. See "Description of the Preferred Securities--Voting Rights."

In what form will the Preferred Securities be issued?

   The Preferred Securities will be represented by one or more global securities that will be deposited with and registered in the name of a securities depository or its nominee. This means that you will not receive a certificate for your Preferred Securities and that your broker will maintain your position in the Preferred Securities. The Company expects that the Preferred Securities will be ready for delivery through a securities depository on or about December 13, 2002. The Depository Trust Company ("DTC") will act as the initial securities depository for the Preferred Securities.

                                 RISK FACTORS

   Your investment in the Preferred Securities will involve certain risks. You should carefully consider the following discussion of risks, and the other information in this Prospectus Supplement and the accompanying Prospectus, before deciding whether an investment in the Preferred Securities is suitable for you.

The Company's Obligations under the Guarantee and the Series E Junior Subordinated Notes Are Subordinated.

   The Company's obligations under the Series E Junior Subordinated Notes will rank junior in priority of payment to all of the Company's Senior Indebtedness. This means that the Company cannot make any payments on the Series E Junior Subordinated Notes if it defaults on a payment of Senior Indebtedness and does not cure such default within the applicable grace period or if the Senior Indebtedness becomes immediately due because of a default and has not yet been paid in full. The Company's Senior Indebtedness aggregated approximately $579,000,000 as of September 30, 2002.

   The Company's obligations under the Guarantee will rank in priority of payment as follows:

..  subordinate and junior in right of payment to its other liabilities;

..  equal in rank to its most senior preferred stock; and

..  senior to its common stock.

   This means that the Company cannot make any payments on the Guarantee if it defaults on a payment on any of its other liabilities. In addition, in the event of the bankruptcy, liquidation or dissolution of the Company, its assets would be available to pay obligations under the Guarantee only after the Company made all payments on its other liabilities.

   Neither the Preferred Securities, the Series E Junior Subordinated Notes nor the Guarantee limit the ability of the Company to incur additional indebtedness, including indebtedness that ranks senior in priority of payment to the Series E Junior Subordinated Notes and the Guarantee. See "Description of the Guarantees-- Subordination" and "Description of the Junior Subordinated Notes--Subordination" in the accompanying Prospectus.

The Guarantee Only Covers Payments if the Trust Has Cash Available.

   The ability of the Trust to pay scheduled Distributions on the Preferred Securities, the redemption price of the Preferred Securities and the liquidation amount of each Preferred Security is solely dependent upon the Company making the related payments on the Series E Junior Subordinated Notes when due.

   If the Company defaults on its obligations to pay principal or interest on the Series E Junior Subordinated Notes, the Trust will not have sufficient funds to pay Distributions, the redemption price or the liquidation amount of each Preferred Security. In those circumstances, you will not be able to rely upon the Guarantee for payment of these amounts.

   Instead, you:

.. may directly sue the Company or seek other remedies to collect your pro rata share of payments owed; or

.. may rely on the Property Trustee to enforce the Trust's rights under the Series E Junior Subordinated Notes.

Deferral of Distributions Would Have Tax Consequences for You and May Affect the Trading Price of the Preferred Securities.

   The Company can, on one or more occasions, defer interest payments on the Series E Junior Subordinated Notes for up to five years at any time. If the Company defers interest payments on the Series E Junior

Subordinated Notes, the Trust will defer Distributions on the Preferred Securities during any Extension Period. However, Distributions would still accumulate, and such deferred Distributions would themselves accrue interest at the prevailing Distribution Rate (to the extent permitted by law).

   If the Company defers payments of interest on the Series E Junior Subordinated Notes, you will be required to recognize interest income for United States federal income tax purposes (based on your pro rata share of the interest on the Series E Junior Subordinated Notes held by the Trust) before you receive any cash relating to such interest. In the event of a deferral, this income would constitute OID. In addition, you will not receive such cash if you sell the Preferred Securities before the end of any Extension Period or before the record date relating to Distributions which are paid. Instead, the accrued Distributions will be paid to the holder of record on the record date, regardless of who the holder of record may have been on any other date during the Extension Period. Moreover, the accrued OID will be added to your adjusted tax basis in the Preferred Securities but might not be reflected in the amount you realize on the sale. To the extent the amount realized on a sale is less than your adjusted tax basis, you will recognize a capital loss for United States federal income tax purposes. The deduction of capital losses is subject to limitations.

   The Company has no current intention of deferring interest payments on the Series E Junior Subordinated Notes. However, if the Company exercises its right in the future, the Preferred Securities may trade at a price that does not fully reflect the value of accrued but unpaid interest on the Series E Junior Subordinated Notes. If you sell the Preferred Securities during an Extension Period, you may not receive the same return on investment as someone else who continues to hold the Preferred Securities. In addition, the existence of the Company's right to defer payments of interest on the Series E Junior Subordinated Notes may mean that the market price for the Preferred Securities (which represent an undivided beneficial interest in the Series E Junior Subordinated Notes) may be more volatile than other securities that do not have these rights.

   See "Certain Federal Income Tax Consequences" for more information regarding the tax consequences of purchasing, holding and selling the Preferred Securities.

Preferred Securities May Be Redeemed at Any Time if Certain Changes in Tax or Investment Company Law Occur.

   Certain tax law changes have been proposed from time to time which could affect the deductibility of interest paid on the Series E Junior Subordinated Notes. None of these proposals has become law. If certain changes in tax or investment company law occur and are continuing, and certain other conditions are satisfied, the Company has the right to redeem the Series E Junior Subordinated Notes, in whole, but not in part, at any time. Any such redemption will cause a mandatory redemption of all Preferred Securities and Common Securities at a redemption price equal to $1,000 per security plus any accrued and unpaid Distributions. See "Description of the Preferred Securities--Special Event Redemption; Distribution of Series E Junior Subordinated Notes" and "Certain Federal Income Tax Consequences--Effect of Possible Tax Law Changes on the Preferred Securities."

Preferred Securities May Be Redeemed at the Option of the Company.

   At the option of the Company, the Series E Junior Subordinated Notes may be redeemed, in whole, but not in part, on the last Distribution Payment Date relating to the Initial Fixed Rate Period, on such dates with respect to any other Fixed Rate Period as the Company and the Trust may determine prior to the remarketing establishing such Fixed Rate Period or on any Distribution Payment Date relating to a Floating Rate Period at the Redemption Price. See "Description of the Series E Junior Subordinated Notes--Optional Redemption." You should assume that the Company will exercise its redemption option if the Company is able to refinance at a lower interest rate or it is otherwise in the interest of the Company to redeem the Series E Junior Subordinated Notes. If the Series E Junior Subordinated Notes are redeemed, the Trust must redeem the Preferred Securities and the Common Securities having an aggregate liquidation amount equal to the aggregate principal amount of Series E Junior Subordinated Notes to be redeemed. See "Description of the Preferred Securities--Redemption."

There Can Be No Assurance as to the Liquidity of the Preferred Securities.

   There is no assurance that a secondary market for the Preferred Securities will develop or, if such a market develops, that the Preferred Securities will trade at or close to their stated liquidation amount. The ability of a holder of the Preferred Securities to sell such Preferred Securities may depend on the success of the remarketing. If the Remarketing Agent cannot remarket the Preferred Securities or the Company does not elect to remarket the Preferred Securities, the holders of the Preferred Securities may not be able to sell Preferred Securities. It is not expected that the Preferred Securities will be listed on any securities exchange.

After the Initial Fixed Rate Period, the Distribution Rate on the Preferred Securities Will Vary.

   The Distribution Rate on the Preferred Securities is fixed at 5.60% per annum for the Initial Fixed Rate Period. Thereafter, the Preferred Securities will pay Distributions at Fixed Rates during future Fixed Rate Periods, which rates will be determined through remarketings of the Preferred Securities, or at Floating Rates during Floating Rate Periods, which rates will be determined by reference to 3-month LIBOR plus 3.49%. In connection with any proposed remarketing to set a Fixed Rate for a new Fixed Rate Period, you may have the opportunity to elect to sell your Preferred Securities to the Remarketing Agent at a price of $1,000, plus accrued and unpaid Distributions, per Preferred Security. If, however, the remarketing is unsuccessful, the Preferred Securities will pay Distributions at a Floating Rate until any future time that the Company and the Trust elect to remarket the Preferred Securities to set a new Fixed Rate and are able to successfully remarket the Preferred Securities.

   Fixed Rate Periods and Floating Rate Periods can be of varying lengths and varying Distribution Rates. Distribution Rates on the Preferred Securities may move back and forth between Fixed Rates and Floating Rates over the life of the Preferred Securities.

There Can Be No Assurance as to the Market Prices for the Preferred Securities or the Series E Junior Subordinated Notes.

   There can be no assurance as to the market prices for the Preferred Securities or the Series E Junior Subordinated Notes that may be distributed in exchange for Preferred Securities upon a termination of the Trust. Accordingly, the Preferred Securities that an investor may purchase, whether pursuant to the offer made by this Prospectus Supplement, in a remarketing or in the secondary market, or the Series E Junior Subordinated Notes that a holder of Preferred Securities may receive upon a termination of the Trust, may trade at a discount to the price that the investor paid to purchase the Preferred Securities offered by this Prospectus Supplement. As a result of the Company's right to defer interest payments on the Series E Junior Subordinated Notes, the market price of the Preferred Securities (which represent undivided beneficial ownership interests in the Trust, substantially all the assets of which consist of the Series E Junior Subordinated Notes) may be more volatile than the market prices of other securities that are not subject to such optional deferrals.

The Company May Terminate the Trust at Any Time.

   The Company has the right to terminate the Trust at any time. If the Company decides to exercise its right to terminate the Trust, the Trust will liquidate by distributing the Series E Junior Subordinated Notes to holders of the Preferred Securities and the Common Securities on a pro rata basis.

   Under current United States federal income tax law, a distribution of Series E Junior Subordinated Notes to you upon the dissolution of the Trust should not be a taxable event to you. However, if the Trust is characterized for United States federal income tax purposes as an association taxable as a corporation at the time it is dissolved or if there is a change in law, the distribution of Series E Junior Subordinated Notes to you may be a taxable event to you.

   The Company has no current intention of causing the termination of the Trust and the distribution of the Series E Junior Subordinated Notes. The Company anticipates that it would consider exercising this right in the event that expenses associated with maintaining the Trust were substantially greater than currently expected, such as if certain changes in tax law or investment company law occurred. See "Description of the Preferred Securities--Special Event Redemption; Distribution of Series E Junior Subordinated Notes." The Company cannot predict the other circumstances under which this right would be exercised.

You Have Limited Voting Rights.

   You will have limited voting rights. In particular, subject to certain exceptions, only the Company can appoint or remove any of the Securities Trustees. See "Description of the Preferred Securities--Voting Rights."

                          GULF POWER CAPITAL TRUST IV

   The Trust is a statutory trust created under Delaware law pursuant to the filing of a certificate of trust with the Delaware Secretary of State on April 25, 2001. The Trust's business is defined in a trust agreement, executed by the Company, as Depositor, and the Delaware Trustee thereunder. This trust agreement will be amended and restated in its entirety on the Issue Date substantially in the form filed as an exhibit to the Registration Statement of which this Prospectus Supplement and the accompanying Prospectus form a part (the "Trust Agreement"). The Trust Agreement has been qualified as an indenture under the Trust Indenture Act of 1939, as amended (the "1939 Act"). The Trust exists for the exclusive purposes of (i) issuing the Trust Securities representing undivided beneficial interests in the assets of the Trust, (ii) investing the gross proceeds of the Trust Securities in the Series E Junior Subordinated Notes, and (iii) engaging in only those other activities necessary, appropriate, convenient or incidental thereto. The Trust has a term of approximately 42 years, but may terminate earlier as provided in the Trust Agreement.

   Upon issuance of the Preferred Securities, the purchasers thereof will own all of the Preferred Securities. The Company will acquire all of the Common Securities, which will have an aggregate liquidation amount equal to approximately 3% of the total capital of the Trust. The Common Securities will rank on a parity, and payments will be made thereon pro rata, with the Preferred Securities, except that upon the occurrence and continuance of a Subordinated Note Indenture Event of Default (as defined below), the rights of the holders of Common Securities to payment in respect of distributions and payments upon liquidation, redemption and otherwise will be subordinated to the rights of the holders of the Preferred Securities.

   The Trust's business and affairs will be conducted by the Securities Trustees, which shall be appointed by the Company as the holder of the Common Securities. Two officers of the Company initially will serve as Administrative Trustees. JPMorgan Chase Bank will serve as Property Trustee and will hold legal title to the Series E Junior Subordinated Notes issued by the Company on behalf of the Trust and the holders of the Trust Securities. Chase Manhattan Bank USA, National Association will serve as Delaware Trustee. In certain circumstances, the holders of a majority in liquidation amount of the Preferred Securities will be entitled to appoint a substitute Property Trustee. See "Description of the Preferred Securities--Voting Rights."

   The Property Trustee will hold legal title to the Series E Junior Subordinated Notes for the benefit of the Trust and the holders of the Trust Securities and will have the power to exercise all rights, powers and privileges under the Subordinated Note Indenture as the holder of the Series E Junior Subordinated Notes. The Property Trustee will make payments of Distributions and payments on liquidation, redemption and otherwise to the holders of the Trust Securities. Subject to the right of the holders of the Preferred Securities to appoint a substitute Property Trustee in certain instances, the Company, as the holder of all of the Common Securities, will have the right to appoint, remove or replace all the Securities Trustees.

   The Series E Junior Subordinated Notes will constitute substantially all of the assets of the Trust. Other assets that may constitute "Trust Property" (as that term is defined in the Trust Agreement) include any cash on deposit in, or owing to, the payment account as established under the Trust Agreement, as well as any other property or assets held by the Property Trustee pursuant to the Trust Agreement. In addition, the Trust may, from time to time, receive cash pursuant to the Agreement as to Expenses and Liabilities.

   The rights of the holders of the Preferred Securities, including economic rights, rights to information and voting rights, are as set forth in the Trust Agreement, the Delaware Statutory Trust Act and the 1939 Act. See "Description of the Preferred Securities."

   The Trust's registered office in the State of Delaware is c/o Chase Manhattan Bank USA, National Association, c/o JPMorgan Chase, 500 Stanton Christiana Road, Building 4, 3rd Floor, Newark, Delaware 19713. The mailing address of the principal place of business of the Trust shall be c/o the Company, One Energy Place, Pensacola, Florida 32520-0100, telephone (850) 444-6111, Attn: Treasurer.

                        SELECTED FINANCIAL INFORMATION

   The following data is qualified in its entirety by reference to and, therefore, should be read together with the detailed information and financial statements appearing herein, in the accompanying Prospectus or in the documents incorporated herein by reference.

                                                                                     Nine
                                                                                    Months
                                              Year Ended December 31,                Ended
                                    -------------------------------------------- September 30,
                                      1997     1998     1999     2000     2001       2002
                                    -------- -------- -------- -------- -------- -------------
                                             (Thousands, except ratios)           (unaudited)
Operating Revenues................. $625,856 $650,518 $674,099 $714,319 $725,203   $616,521
Earnings Before Interest and Income
  Taxes............................  124,428  120,946  119,576  116,892  121,227    123,232
Net Income After Dividends on
  Preferred Stock..................   57,610   56,521   53,667   51,843   58,307     59,183
Ratio of Earnings to Fixed
  Charges(1).......................     4.18     3.83     3.62     3.38     3.64       3.95
Ratio of Earnings to Fixed Charges
  Plus Preferred Dividend
  Requirements
  (Pre-Income Tax Basis)(2)........     3.53     3.72     3.58     3.34     3.60       3.92

                                                                                    Capitalization
                                                                                   As of September 30,
                                                                                         2002
                                                                                   -------------------
                                                                                   (Thousands, except
                                                                                     percentages)
                                                                                      (unaudited)
Common Stock Equity............................................................... $  552,874   49.2%
Cumulative Preferred Stock........................................................      4,236    0.4
Company Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trusts
  Holding Company Junior Subordinated Notes(3)....................................    115,000   10.2
Long-Term Debt....................................................................    451,943   40.2

                                                                                   ----------  -----
   Total excluding amounts due within one year.................................... $1,124,053  100.0%

                                                                                   ==========  =====

--------
(1) This ratio is computed as follows: (i) "Earnings" have been calculated by adding to "Earnings Before Interest and Income Taxes" the debt portion of allowance for funds used during construction; and (ii) "Fixed Charges" consist of "Net Interest Charges" plus the debt portion of allowance for funds used during construction.
(2) In computing this ratio, "Preferred Dividend Requirements" represent the before tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.
(3) Substantially all of the assets of the respective Trusts are Junior Subordinated Notes of the Company, and upon redemption of such debt, the related Preferred Securities will be mandatorily redeemable.

                             ACCOUNTING TREATMENT

   For financial reporting purposes, the Trust will be treated as a subsidiary of the Company and, accordingly, the accounts of the Trust will be included in the consolidated financial statements of the Company. The Preferred Securities will be presented as a separate line item in the consolidated balance sheet of the Company, and appropriate disclosures concerning the Preferred Securities, the Guarantee and the Series E Junior Subordinated Notes will be included in the notes to the consolidated financial statements. For financial reporting purposes, the Company will record Distributions payable on the Preferred Securities as an expense.

                                USE OF PROCEEDS

   The Trust will invest the proceeds received from the sale of the Preferred Securities in Series E Junior Subordinated Notes. The net proceeds received by the Company from such investment will be used by the Company to redeem $40,000,000 in aggregate liquidation amount of Gulf Power Capital Trust I 7.625% Cumulative Quarterly Income Preferred Securities.

                    DESCRIPTION OF THE PREFERRED SECURITIES

   The Preferred Securities will be issued pursuant to the terms of the Trust Agreement. The Trust Agreement has been qualified as an indenture under the 1939 Act. The Property Trustee will act as the indenture trustee with respect to the Trust, as well as the Guarantee, for purposes of compliance with the provisions of the 1939 Act. The terms of the Preferred Securities will include those stated in the Trust Agreement and the Delaware Statutory Trust Act and those made part of the Trust Agreement by the 1939 Act. The following summary of the principal terms and provisions of the Preferred Securities does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Trust Agreement, the form of which is filed as an exhibit to the Registration Statement of which this Prospectus Supplement and the accompanying Prospectus are a part, as well as the Delaware Statutory Trust Act and the 1939 Act.

General

   The Trust Agreement authorizes the Administrative Trustees, on behalf of the Trust, to issue the Preferred Securities, which represent preferred undivided beneficial interests in the assets of the Trust, and the Common Securities, which represent common undivided beneficial interests in the assets of the Trust. All of the Common Securities will be owned by the Company. The Common Securities rank on a parity, and payments will be made thereon on a pro rata basis, with the Preferred Securities, except that upon the occurrence of a Subordinated Note Indenture Event of Default, the rights of the holders of the Common Securities to receive payment of periodic Distributions and payments upon liquidation, redemption and otherwise will be subordinated to the rights of the holders of the Preferred Securities. The Trust Agreement does not permit the issuance by the Trust of any securities other than the Trust Securities or the incurrence of any indebtedness by the Trust. Pursuant to the Trust Agreement, the Property Trustee will own and hold the Series E Junior Subordinated Notes for the benefit of the Trust and the holders of the Trust Securities. The payment of Distributions out of money held by the Trust, and payments upon redemption of the Preferred Securities or liquidation of the Trust, are guaranteed by the Company on a subordinated basis as and to the extent described under "Description of the Guarantees" in the accompanying Prospectus. The Guarantee does not cover payment of Distributions on the Preferred Securities when the Trust does not have legally and immediately available funds sufficient to make such Distributions. In such event, the remedy of a holder of Preferred Securities is to direct the Property Trustee to enforce its rights under the Series E Junior Subordinated Notes. In addition, a holder of Preferred Securities may institute a legal proceeding directly against the Company, without first instituting a legal proceeding against the Property Trustee or any other person or entity, for enforcement of payment to such holder of principal of or interest on the Series E Junior Subordinated Notes having a principal amount equal to the aggregate stated liquidation amount of the Preferred Securities of such holder on or after the due dates specified in the Series E Junior Subordinated Notes. The above mechanisms and obligations, together with the Company's obligations under the Agreement as to Expenses and Liabilities, constitute a full and unconditional guarantee by the Company of payments due on the Preferred Securities. See "--Voting Rights" below.

Distributions

  General

   The Initial Distribution Rate on the Preferred Securities will be 5.60% per annum, payable semiannually in arrears, for the Initial Fixed Rate Period. If the Preferred Securities are not redeemed, the Company and the Trust will have the option to remarket the Preferred Securities prior to the expiration of the Initial Fixed Rate Period (to be in effect after the Initial Fixed Rate Period) to establish a new Fixed Rate with respect to the Preferred Securities. Any new Fixed Rate so established will be in effect for such Fixed Rate Period as the Company and the Trust determine in connection with the remarketing, provided that a Fixed Rate Period must be for a duration of at least six months, may not extend beyond the stated maturity of the Series E Junior Subordinated Notes and may not end on a day other than a day immediately preceding a Distribution Payment Date. Distributions on Preferred Securities during any Fixed Rate Period will be payable semiannually in arrears. Prior to expiration of any Fixed Rate Period, the Company and the Trust will have the option to again remarket the Preferred Securities to establish a new Fixed Rate for a new Fixed Rate Period (to be in effect after the expiration of the then current Distribution Period). The Company and the Trust also have the option to remarket the Preferred Securities for the purpose of establishing a new Fixed Rate for a new Fixed Rate Period prior to any Distribution Payment Date during a time in which Preferred Securities are redeemable in a subsequent Fixed Rate Period.

   If the Preferred Securities are not redeemed and the Company and the Trust elect not to remarket the Preferred Securities prior to expiration of the Initial Fixed Rate Period or any subsequent Fixed Rate Period, or if they are unable to successfully remarket all Preferred Securities tendered for sale in a remarketing, Distributions on the Preferred Securities will thereafter be payable at the Floating Rate, subject to the right of the Company and the Trust to subsequently remarket Preferred Securities to again establish a Fixed Rate for a new Fixed Rate Period. During any Floating Rate Period, Distributions on the Preferred Securities will be payable quarterly in arrears. The Company and the Trust may elect to remarket the Preferred Securities prior to any Distribution Payment Date relating to a Floating Rate Period in order to again establish Distributions at a Fixed Rate for a new Fixed Rate Period (to be in effect after the expiration of the then current Distribution Period).

   During the Initial Distribution Period, Distributions will be payable semiannually in arrears on May 30 and November 30 of each year, commencing on May 30, 2003. In any subsequent Fixed Rate Period, Distributions will be payable semiannually in arrears determined based on the remarketing date (if the Preferred Securities are remarketed for a new Fixed Rate Period that begins on May 30 or November 30, Distributions will be payable on May 30 and November 30 of each year, and if the Preferred Securities are remarketed for a new Fixed Rate Period that begins on February 28 or August 30, Distributions will be payable on February 28 and August 30 of each year). Distributions during any Floating Rate Period will be payable on February 28, May 30, August 30 and November 30 of each year. If any Distribution Payment Date with respect to a Fixed Rate Period is not a Business Day, then Distributions will be payable on the first Business Day following such Distribution Payment Date with the same force and effect as if payment was made on the date such payment was originally payable. If any Distribution Payment Date with respect to a Floating Rate Period is not a Business Day, then Distributions will be payable on the first Business Day following such Distribution Payment Date and Distributions shall accrue to the actual payment date (except for a Distribution Payment Date that coincides with the Redemption Date).

   Distributions shall be payable on the Distribution Payment Date to holders of record as of the opening of business on the Business Day immediately preceding such Distribution Payment Date (the "Record Date").

   The amount of Distributions per Preferred Security payable on each semiannual Distribution Payment Date relating to a Fixed Rate Period will be computed on the basis of a 360-day year of twelve 30-day months.

   The amount of Distributions per Preferred Security payable on each quarterly Distribution Payment Date in respect of a Floating Rate Period will be computed by multiplying the per annum Distribution Rate in effect for such Distribution Period by a fraction, the numerator of which will be the actual number of days in such Distribution Period (or portion thereof) (determined by including the first day thereof and excluding the last thereof) and the denominator of which will be 360, and multiplying the rate so obtained by $1,000.

   Distributions on the Preferred Securities must be paid on the Distribution Payment Dates to the extent that the Trust has funds legally and immediately available for the payment of such Distributions. The Trust's funds available for distribution to the holders of the Preferred Securities will be limited to payments received under the Series E Junior Subordinated Notes. See "Description of the Series E Junior Subordinated Notes."

  Determining the Floating Rate

   During any Floating Rate Period, the Floating Rate shall be 3-month LIBOR plus 3.49%, reset quarterly. The Calculation Agent shall calculate 3-month LIBOR and the amount of Distributions payable on each quarterly Distribution Payment Date relating to a Floating Rate Period. Promptly upon such determination, the Calculation Agent shall notify the Company, the Indenture Trustee and the Property Trustee, if the Property Trustee or the Indenture Trustee is not then serving as the Calculation Agent, of the Floating Rate for the new Distribution Period. The Floating Rate determined by the Calculation Agent, absent manifest error, shall be binding and conclusive upon the beneficial owners and holders of the Preferred Securities, the Company and the Securities Trustees.

   If the following circumstances exist on any Floating Rate Determination Date, the Calculation Agent shall determine the Floating Rate as follows:

      (1) In the event no 3-month LIBOR appears on Telerate Page 3750 as of approximately 11:00 a.m., London time, on a Floating Rate Determination Date, the Calculation Agent shall request the principal London offices of each of four major banks in the London interbank market selected by the Calculation Agent (after consultation with the Company) to provide a quotation of the rate (the "Rate Quotation") at which three-month deposits in amounts of not less than $1,000,000 are offered by it to prime banks in the London interbank market, as of approximately 11:00 a.m., London time, on such Floating Rate Determination Date, that is representative of single transactions at such time (the "Representative Amounts"). If at least two Rate Quotations are provided, the Floating Rate will be the arithmetic mean of the Rate Quotations obtained by the Calculation Agent, plus 3.49%.

      (2) In the event no 3-month LIBOR appears on Telerate Page 3750 as of approximately 11:00 a.m., London time, on a Floating Rate Determination Date and there are fewer than two Rate Quotations, the Floating Rate will be the arithmetic mean of the rates quoted at approximately 11:00 a.m., New York City time, on such Floating Rate Determination Date, by three major banks in New York City selected by the Calculation Agent (after consultation with the Company), for loans in Representative Amounts in U.S. dollars to leading European banks, having an index maturity of three months for a period commencing on the second London Business Day immediately following such Floating Rate Determination Date, plus 3.49%; provided, however, that if fewer than three banks selected by the Calculation Agent are quoting such rates, the Floating Rate for the applicable Floating Rate Period will be the Floating Rate in effect for the preceding Floating Rate Period.

   As used herein:

   "Business Day" means a day other than (i) a Saturday or Sunday, (ii) a day on which banks in New York, New York are authorized or obligated by law or executive order to remain closed or (iii) a day on which the Indenture Trustee's corporate trust office is closed for business.

   "Calculation Agent" means JPMorgan Chase Bank, or its successor appointed by the Company and the Trust, acting as calculation agent.

   "Floating Rate Determination Date" means the second London Business Day immediately preceding the first day of the relevant Distribution Period in the Floating Rate Period.

   "London Business Day" means a day that is a Business Day and a day on which dealings in deposits in U.S. dollars are transacted, or with respect to any future date are expected to be transacted, in the London interbank market.

   "Telerate Page 3750" means the display designated on page 3750 on Moneyline Telerate (or such other page as may replace the 3750 page on the service or such other service as may be nominated by the British Bankers' Association for the purpose of displaying London interbank offered rates for U.S. dollar deposits).

   "3-month LIBOR" for any Floating Rate Determination Date will be the offered rate for deposits in U.S. dollars having an index maturity of three months for a period commencing on the second London Business Day immediately following the Floating Rate Determination Date in amounts of not less than $1,000,000, such a rate as appears on Telerate Page 3750 or a successor reporter of such rates selected by the Calculation Agent and acceptable to the Company, at approximately 11:00 a.m., London time, on the Floating Rate Determination Date.

  Deferred Distributions

   The Company has the right under the Subordinated Note Indenture to defer payments of interest on the Series E Junior Subordinated Notes by extending the interest payment period from time to time on the Series E Junior Subordinated Notes which, if exercised, would defer Distributions on the Preferred Securities during any Extension Period. During any Extension Period, Distributions will continue to accrue on the Preferred Securities at the then applicable Distribution Rate. If the Company elects to defer interest during a Fixed Rate Period, Distributions will continue to accrue at the Fixed Rate until the expiration of the Fixed Rate Period. Upon expiration of such Fixed Rate Period and any Fixed Rate Period during the Extension Period, the Company and the Trust will have the option to remarket the Preferred Securities for a new Fixed Rate Period. If the Company and the Trust do not remarket the Preferred Securities, the Floating Rate during the Extension Period shall not be less than the Fixed Rate for the Fixed Rate Period just ended. If the Company elects to defer interest during a Floating Rate Period, Distributions will continue to accrue at the applicable Floating Rate, reset quarterly, subject to the right of the Company and the Trust to remarket the Preferred Securities prior to any Distribution Payment Date in order to establish a new Fixed Rate for a new Fixed Rate Period.

   An Extension Period shall not extend beyond the stated maturity of the Series E Junior Subordinated Notes. Prior to the termination of any Extension Period, the Company may further defer payments of interest; provided that the Extension Period, together with all such previous and further extensions thereof, may not exceed five years. The Company may only terminate an Extension Period on the last day of a Distribution Period. Upon the termination of any Extension Period and the payment of all amounts then due, the Company may select a new Extension Period, subject to the above requirements. There could be multiple Extension Periods of varying lengths throughout the term of the Series E Junior Subordinated Notes.

   Deferred installments of interest on the Series E Junior Subordinated Notes will bear interest, compounded on each Interest Payment Date, at a rate per annum equal to the applicable Distribution Rate. Any deferred Distributions and accrued interest thereon shall be paid, if funds are legally available therefor, to holders of record of the Preferred Securities as they appear on the books and records of the Trust on the Record Date next preceding the termination of such Extension Period. See "Description of the Series E Junior Subordinated Notes--Interest" and "--Option to Extend Interest Payment Period."

Redemption

   The Preferred Securities are subject to mandatory redemption upon repayment of the Series E Junior Subordinated Notes at maturity, their earlier redemption or when they are otherwise due. The Series E Junior Subordinated Notes will mature on November 30, 2042 and may be redeemed, in whole but not in part, at the option of the Company on the last Distribution Payment Date relating to the Initial Fixed Rate Period, on such dates with respect to any other Fixed Rate Period as the Company and the Trust may determine prior to the remarketing establishing such Fixed Rate Period or on any Distribution Payment Date relating to a Floating Rate Period or at any time in whole, but not in part, upon the occurrence of a Special Event (as defined below) at the Redemption Price. Upon the repayment of the Series E Junior Subordinated Notes, whether at maturity, upon redemption or when otherwise due, the proceeds from such repayment or payment shall simultaneously be applied to redeem a like amount of Trust Securities upon not less than 30 nor more than 60 days' notice, at the redemption price equal to the stated liquidation amount of $1,000 plus accrued and unpaid Distributions thereon to the date of payment (the "Preferred Securities Redemption Price"). See "Description of the Series E Junior Subordinated Notes--Optional Redemption."

Special Event Redemption; Distribution of Series E Junior Subordinated Notes

   Upon the occurrence of a Special Event at any time, the Company will have the option to redeem the Series E Junior Subordinated Notes in whole (and thus cause the redemption of the Preferred Securities in whole) (a "Special Event Redemption"). A Special Event is either an Investment Company Act Event or a Tax Event.

   An "Investment Company Act Event" means that the Administrative Trustees and the Company shall have received an opinion of independent counsel (which may be counsel to the Company) to the effect that, as a result of a change in law or regulation or a written change in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority after the Issue Date, there is more than an insubstantial risk that the Trust is or will be considered an investment company under the Investment Company Act of 1940, as amended (the "1940 Act").

   "Tax Event" means that the Administrative Trustees and the Company shall have received an opinion from independent tax counsel experienced in such matters (which may be counsel to the Company) to the effect that, as a result of (a) any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein or (b) any amendment to, or change in, an interpretation or application of such laws or regulations, there is more than an insubstantial risk that (i) the Trust would be subject to United States federal income tax with respect to income accrued or received on the Series E Junior Subordinated Notes, (ii) interest payable on the Series E Junior Subordinated Notes would not be deductible by the Company for United States federal income tax purposes or (iii) the Trust would be subject to more than a de minimis amount of other taxes, duties or other governmental charges, which change or amendment becomes effective on or after the Issue Date.

   The Company will have the right at any time to terminate the Trust and, after satisfaction of liabilities to creditors of the Trust, if any, cause the Series E Junior Subordinated Notes to be distributed to the holders of the Preferred Securities in liquidation of the Trust. See "--Liquidation Distribution Upon Dissolution" below. This right is optional and wholly within the discretion of the Company. Circumstances under which the Company may determine to exercise such right could include the occurrence of an Investment Company Act Event or a Tax Event, adverse tax consequences to the Company or the Trust that are not within the definition of a Tax Event because they do not result from an amendment or change described in such definition, and changes in the accounting requirements applicable to the Preferred Securities as described under "Accounting Treatment."

   If Series E Junior Subordinated Notes are distributed to the holders of the Preferred Securities, the Interest Rate, interest payable, Interest Periods and Interest Payment Dates for the Series E Junior Subordinated Notes will be determined in the same manner as the Distribution Rate, Distributions, Distribution Periods and Distribution Payment Dates for the Preferred Securities and the associated remarketing procedure shall remain the same except (i) the effects of Trust Agreement Events of Default (as defined below) shall be occasioned only by the Subordinated Note Indenture Events of Default and (ii) the cure and waiver provisions relating to Trust Agreement Events of Default shall be superceded by the cure and waiver provisions relating to Subordinated Note Indenture Events of Default. See "Description of Junior Subordinated Notes--Events of Default" in the accompanying Prospectus. After the date for any distribution of Series E Junior Subordinated Notes upon termination of the Trust, (i) the Preferred Securities and the Guarantee will no longer be deemed to be outstanding, (ii) the securities depositary or its nominee, as the record holder of the Preferred Securities, will receive a registered global certificate or certificates representing the Series E Junior Subordinated Notes to be delivered upon such distribution and (iii) any certificates representing Preferred Securities and the Guarantee not held by the securities depositary or its nominee will be deemed to represent Series E Junior Subordinated Notes having an aggregate principal amount equal to the aggregate stated liquidation amount of, with an Interest Rate identical to the Distribution Rate of, and accrued and unpaid interest equal to accrued and unpaid Distributions on, such Preferred Securities, until such certificates are presented to the Company or its agent for transfer or reissuance.

   There can be no assurance as to the market prices for the Preferred Securities or the Series E Junior Subordinated Notes that may be distributed in exchange for the Preferred Securities if a termination and liquidation of the Trust were to occur. Accordingly, the Preferred Securities that an investor may purchase, or the Series E Junior Subordinated Notes that the investor may receive on termination and liquidation of the Trust, may trade at a discount to the price that the investor paid to purchase the Preferred Securities offered hereby.

Redemption Procedures

   Redemption of the Preferred Securities shall be at the Preferred Securities Redemption Price with the proceeds from the contemporaneous redemption of the Series E Junior Subordinated Notes. The Preferred Securities Redemption Price shall be deemed payable on each redemption date only to the extent that the Trust has funds legally and immediately available for payment of such Preferred Securities Redemption Price.

   If the Property Trustee gives a notice of redemption in respect of Preferred Securities (which notice will be irrevocable), then, by 2:00 P.M., New York City time, on the redemption date, subject to the immediately preceding paragraph, the Property Trustee will irrevocably deposit with the securities depositary, so long as the Preferred Securities are in book-entry only form, sufficient funds to pay the applicable Preferred Securities Redemption Price. See "--Book-Entry Only Issuance--The Depository Trust Company" below. If the Preferred Securities are no longer in book-entry only form, the Property Trustee, subject to the immediately preceding paragraph, shall irrevocably deposit with the Paying Agent funds sufficient to pay the applicable Preferred Securities Redemption Price and will give the Paying Agent irrevocable instructions to pay the Preferred Securities Redemption Price to the holders thereof upon surrender of their Preferred Securities certificates. If notice of redemption shall have been given and funds deposited as required, then immediately prior to the close of business on the date of such deposit, Distributions will cease to accrue and all rights of holders of such Preferred Securities so called for redemption will cease, except the right of the holders of such Preferred Securities to receive the Preferred Securities Redemption Price, but without interest on such Preferred Securities Redemption Price. In the event that any date fixed for redemption of Preferred Securities is not a Business Day, then payment of the Preferred Securities Redemption Price payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), except that, if such Business Day falls in the next calendar year, such payment will be made on the immediately preceding Business Day. In the event that payment of the Preferred Securities Redemption Price in respect of Preferred Securities is improperly withheld or refused and not paid either by the Trust or by the Company pursuant to the Guarantee, Distributions on such Preferred Securities will continue to accrue at the then applicable Distribution Rate, from such redemption date originally established by the Trust for such Preferred Securities to the date such Preferred Securities Redemption Price is actually paid. See "--Events of Default" below, "Relationship Among the Preferred Securities, the Series E Junior Subordinated Notes and the Guarantee" below and "Description of the Guarantees--Events of Default" in the accompanying Prospectus.

   Subject to the foregoing and to applicable law (including, without limitation, United States federal securities laws), the Company or its affiliates may, at any time and from time to time, purchase outstanding Preferred Securities by tender, in the open market or by private agreement.

Remarketing

  Remarketing Procedures

   Set forth below is a summary of the procedures to be followed in connection with a remarketing of the Preferred Securities (or, if the Series E Junior Subordinated Notes have been distributed to holders of the Trust Securities in liquidation of the Trust, the Series E Junior Subordinated Notes).

   If the Company and the Trust elect to conduct a remarketing, not less than 20 nor more than 35 Business Days prior to the related Election Date, the Trust is required to give the notice of remarketing of the Preferred Securities to DTC, the Remarketing Agent, the Property Trustee, the Indenture Trustee and the Calculation Agent. Such notice will describe the Remarketing and will indicate the length of the proposed new Fixed Rate Period, the proposed Remarketing Date and any redemption provisions that will apply during such new Fixed

Rate Period. At any time prior to the Election Date, the Company and the Trust may elect to terminate a remarketing by giving DTC, the Remarketing Agent, the Property Trustee, the Indenture Trustee and the Calculation Agent notice of such termination.

   Not later than 4:00 P.M., New York City time, on an Election Date, each holder of Preferred Securities may give, through the facilities of DTC, a notice to the Property Trustee of its election ("Notice of Election") (i) to retain and not to have all or any portion of the Preferred Securities owned by it remarketed in the remarketing or (ii) to tender all or any portion of such Preferred Securities for purchase in the remarketing (such portion, in either case, is required to be in the liquidation amount of $1,000 or any integral multiple thereof). Any Notice of Election given to the Property Trustee will be irrevocable and may not be conditioned upon the level at which the Fixed Rate is established in the remarketing. Promptly after 4:30 P.M., New York City time, on such Election Date, the Property Trustee, based on the Notices of Election received by it through DTC prior to such time, will notify the Trust, the Company and the Remarketing Agent of the number of Preferred Securities to be retained by holders of Preferred Securities and the number of Preferred Securities tendered for purchase in the remarketing.

   If any holder of Preferred Securities gives a Notice of Election to tender Preferred Securities as described in clause (ii) in the prior paragraph, the Preferred Securities so subject to such Notice of Election will be deemed tendered for purchase in the remarketing, notwithstanding any failure by such holder to deliver or properly deliver such Preferred Securities to the Remarketing Agent for purchase. If any holder of Preferred Securities fails timely to deliver a Notice of Election, as described above, such Preferred Securities will be deemed tendered for purchase in such remarketing, notwithstanding such failure or the failure by such holder to deliver or properly deliver such Preferred Securities to the Remarketing Agent for purchase.

   The right of each holder of Preferred Securities to have Preferred Securities tendered for purchase shall be limited to the extent that (i) the Remarketing Agent conducts a remarketing pursuant to the terms of the Remarketing Agreement (as defined below), (ii) Preferred Securities tendered have not been called for redemption, (iii) the Remarketing Agent is able to find a purchaser or purchasers for tendered Preferred Securities at a Fixed Rate and (iv) such purchaser or purchasers deliver the purchase price therefor to the Remarketing Agent.

   Any holder of Preferred Securities that desires to continue to retain a number of Preferred Securities, but only if the Fixed Rate is not less than a specified rate per annum, should submit a Notice of Election to tender such Preferred Securities and separately notify the Remarketing Agent of its interest at the telephone number set forth in the notice of remarketing. If such holder so notifies the Remarketing Agent, the Remarketing Agent will give priority to such holder's purchase of such number of Preferred Securities in the remarketing, providing that the Fixed Rate is not less than such specified rate.

   If holders submit Notices of Election to retain all of the Preferred Securities then outstanding, the Fixed Rate will be the rate determined by the Remarketing Agent, in its sole discretion, as the rate that would have been established had a remarketing been held on the related Remarketing Date.

   On any Remarketing Date on which the remarketing is to be conducted, the Remarketing Agent will use commercially reasonable efforts to remarket, at a price equal to 100% of the liquidation amount thereof, Preferred Securities tendered or deemed tendered for purchase.

   If, as a result of such efforts, on any Remarketing Date, the Remarketing Agent has determined that it will be able to remarket all Preferred Securities tendered or deemed tendered for purchase in the remarketing at a Fixed Rate and at a price of $1,000 per Preferred Security, prior to 4:00 P.M., New York City time, on such Remarketing Date, the Remarketing Agent will determine the Fixed Rate, which will be the rate per annum (rounded to the nearest one-thousandth (0.001) of one percent per annum) which the Remarketing Agent determines, in its sole judgment, to be the lowest Fixed Rate per annum, if any, that will enable it to remarket all Preferred Securities tendered or deemed tendered for remarketing at a price of $1,000 per Preferred Security.

   If the Remarketing Agent is unable to remarket by 4:00 P.M., New York City time on the third Business Day prior to the Remarketing Settlement Date, all Preferred Securities tendered or deemed tendered for purchase at a price of $1,000 per Preferred Security, the Distribution Rate shall be the Floating
Rate. In such case, no Preferred Securities will be sold in the remarketing and each holder will continue to hold its Preferred Securities at the Floating Rate.

   All Preferred Securities tendered or deemed tendered in the remarketing will be automatically delivered to the account of the Remarketing Agent through the facilities of DTC against payment of the purchase price therefor on the Remarketing Settlement Date. The Remarketing Agent will make payment to the Participant (as defined below) of each tendering holder of Preferred Securities in the remarketing through the facilities of DTC by the close of business on the Remarketing Settlement Date.

   In accordance with DTC's normal procedures, on the Remarketing Settlement Date, the transactions described above with respect to each Preferred Security tendered for purchase and sold in the remarketing will be executed through DTC and the accounts of the Participants will be debited and credited and such Preferred Securities delivered by book entry as necessary to effect purchases and sales of such Preferred Securities. DTC is expected to make payment in accordance with its normal procedures.

   If any holder selling Preferred Securities in the remarketing fails to deliver such Preferred Securities, the Participant of such selling holder and of any other person that was to have purchased Preferred Securities in the remarketing may deliver to any such other person a number of Preferred Securities that is less than the number of Preferred Securities that otherwise was to be purchased by such person. In such event, the number of Preferred Securities to be so delivered will be determined by such Participant and delivery of such lesser number of Preferred Securities will constitute good delivery.

   The Remarketing Agent is not obligated to purchase any Preferred Securities that would otherwise remain unsold in a remarketing. Neither the Trust, any Securities Trustee, the Company nor the Remarketing Agent shall be obligated in any case to provide funds to make payment upon tender of Preferred Securities for remarketing.

   As used herein:

   "Remarketing Date" means any Business Day no later than the third Business Day prior to any Remarketing Settlement Date.

   "Remarketing Settlement Date" means (i) the first Business Day of the next Distribution Period following the expiration of the Initial Fixed Rate Period,
(ii) any Distribution Payment Date during a Floating Rate Period or (iii) any Distribution Payment Date during a time in which Preferred Securities are redeemable in a Fixed Rate Period subsequent to the Initial Fixed Rate Period.

  Remarketing Agent

   The Remarketing Agent will be Lehman Brothers Inc. The Company and the Trust will enter into a Remarketing Agreement (the "Remarketing Agreement") with the Remarketing Agent which provides, among other things, that Lehman Brothers Inc. will act as the exclusive Remarketing Agent and will use commercially reasonable efforts to remarket Preferred Securities rendered or deemed tendered for purchase in the remarketing at a price of $1,000 per Preferred Security. Under certain circumstances, some portion of the Preferred Securities tendered in the remarketing may be purchased by the Remarketing Agent. See "--Remarketing Procedures."

   The Remarketing Agreement provides that the Remarketing Agent shall incur no liability to the Company or to any holder of Preferred Securities in its individual capacity or as Remarketing Agent for any action or failure to act in connection with a remarketing or otherwise, except as a result of gross negligence or willful misconduct on its part.

   The Company has agreed to indemnify the Remarketing Agent against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), arising out of or in connection with its duties under the Remarketing Agreement.

   The Remarketing Agreement will also provide that any Remarketing Agent may resign and be discharged from its duties and obligations thereunder; provided, however, that no such resignation will become effective until the Company has appointed at least one nationally recognized broker-dealer as successor Remarketing Agent and such successor Remarketing Agent has entered into a remarketing agreement with the Company and the Trust. In such case, the Company and the Trust will use its best reasonable efforts to appoint a successor Remarketing Agent and enter into such a remarketing agreement with such person as soon as reasonably practicable.

Book-Entry Only Issuance--The Depository Trust Company

   DTC will act as the initial securities depositary for the Preferred Securities. The Preferred Securities will be issued only as fully registered securities registered in the name of Cede & Co., DTC's nominee, or such other name as may be requested by an authorized representative of DTC. One or more fully registered global Preferred Securities certificates will be issued, representing in the aggregate the total number of Preferred Securities, and will be deposited with DTC.

   DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended (the "1934 Act"). DTC holds and provides asset servicing for over 2 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues and money market instruments from over 85 countries that DTC's participants ("Direct Participants") deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants' accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation ("DTCC"). DTCC, in turn, is owned by a number of Direct Participants of DTC and members of the National Securities Clearing Corporation, Government Securities Clearing Corporation, MBS Clearing Corporation and Emerging Markets Clearing Corporation (NSCC, GSCC, MBSCC and EMCC, also subsidiaries of DTCC), as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants" and, together with the Direct Participants, the "Participants"). The DTC rules applicable to its Participants are on file with the Securities and Exchange Commission. More information about DTC can be found at www.dtcc.com.

   Purchases of Preferred Securities within the DTC system must be made by or through Direct Participants, which will receive a credit for the Preferred Securities on DTC's records. The ownership interest of each actual purchaser of Preferred Securities ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners purchased Preferred Securities. Transfers of ownership interests in the Preferred Securities are to be accomplished by entries made on the books of Direct or Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Preferred Securities, except in the event that use of the book-entry system for the Preferred Securities is discontinued.

   To facilitate subsequent transfers, all Preferred Securities deposited by Direct Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of Preferred Securities with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Preferred Securities. DTC's records reflect only the identity of the Direct Participants to whose accounts such Preferred Securities are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

   Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

   Redemption notices shall be sent to DTC.

   Although voting with respect to the Preferred Securities is limited, in those cases where a vote is required, neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to Preferred Securities. Under its usual procedures, DTC mails an Omnibus Proxy to the Trust as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Preferred Securities are credited on the record date (identified in a listing attached to the Omnibus Proxy).

   Distribution payments on the Preferred Securities will be made to Cede &
Co., or such other nominee as may be requested by an authorized representative of DTC. DTC's practice is to credit Direct Participants' accounts upon DTC's receipt of funds and corresponding detail information from the Trust or the Property Trustee on the relevant payment date in accordance with their respective holdings shown on DTC's records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC nor its nominee, the Trust, any trustee or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of distributions to Cede & Co. (or such nominee as may be requested as an authorized representative of DTC) is the responsibility of the Trust, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

   Except as provided herein, a Beneficial Owner in a global Preferred Security will not be entitled to receive physical delivery of Preferred Securities. Accordingly, each Beneficial Owner must rely on the procedures of DTC to exercise any rights under the Preferred Securities. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global Preferred Security.

   DTC may discontinue providing its services as securities depositary with respect to the Preferred Securities at any time by giving reasonable notice to the Trust. Under such circumstances, in the event that a successor securities depositary is not obtained, Preferred Securities certificates will be printed and delivered to the holders of record. Additionally, the Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depositary) with respect to the Preferred Securities. In that event, certificates for the Preferred Securities will be printed and delivered to the holders of record.

   The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Company and the Trust believe to be reliable, but the Company and the Trust take no responsibility for the accuracy thereof. The Company and the Trust have no responsibility for the performance by DTC or its Participants of their respective obligations as described herein or under the rules and procedures governing their respective operations.

Liquidation Distribution Upon Dissolution

   Pursuant to the Trust Agreement, the Trust shall terminate on December 31, 2042, or earlier upon (i) the occurrence of a Bankruptcy Event (as defined in the Trust Agreement) in respect of the Company, dissolution or liquidation of the Company, or dissolution of the Trust pursuant to a judicial decree; (ii) the delivery of written direction to the Property Trustee by the Company, as Depositor, at any time (which direction is optional and wholly within the discretion of the Company, as Depositor) to terminate the Trust and distribute the Series E Junior Subordinated Notes to the holders of the Preferred Securities in liquidation of the Trust (see "--Special Event Redemption; Distribution of Series E Junior Subordinated Notes" above); or (iii) the payment at maturity or redemption of all of the Series E Junior Subordinated Notes, and the consequent payment of the Trust Securities.

   If an early termination occurs as described in clause (i) or (ii) above, the Trust shall be liquidated, and the Property Trustee shall distribute to each holder of Preferred Securities and Common Securities a like amount of Series E Junior Subordinated Notes, unless in the case of an event described in clause
(i) such distribution is determined by the Administrative Trustees not to be practical, in which event such holders will be entitled to receive, out of the assets of the Trust available for distribution to holders after satisfaction of liabilities to creditors, an amount equal to the aggregate of the stated liquidation preference of $1,000 per Trust Security plus accrued and unpaid Distributions thereon to the date of payment (such amount being the "Liquidation Distribution"). If such Liquidation Distribution can be paid only in part because the Trust has insufficient assets available to pay in full the aggregate Liquidation Distribution, then subject to the next succeeding sentence, the amounts payable directly by the Trust on the Trust Securities shall be paid on a pro rata basis. The holder of the Common Securities will be entitled to receive distributions upon any such dissolution pro rata with the holders of the Preferred Securities, except that if a Subordinated Note Indenture Event of Default has occurred and is continuing, the holders of Preferred Securities shall have a preference over the holders of Common Securities.

Events of Default

   Any one of the following events constitutes an "Event of Default" under the Trust Agreement ("Trust Agreement Event of Default") with respect to the Trust Securities issued thereunder (whatever the reason for such Event of Default, and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

      (i) the occurrence of an "Event of Default" as defined in Section 501 of the Subordinated Note Indenture ("Subordinated Note Indenture Event of Default") (see "Description of the Junior Subordinated Notes--Events of Default" in the accompanying Prospectus); or

      (ii) default by the Trust in the payment of any Distribution when it becomes due and payable, and the continuation of such default for a period of 30 days; or

      (iii) default by the Trust in the payment of any Preferred Securities Redemption Price of any Preferred Security or Common Security when it becomes due and payable; or

      (iv) default in the performance, or breach, of any covenant or warranty of the Securities Trustees in the Trust Agreement (other than a covenant or warranty a default in performance of which or the breach of which is dealt with in clause (ii) or (iii) above), and continuation of such default or breach for a period of 60 days after there has been given, by registered or certified mail, to such Securities Trustees by the holders of at least 10% in liquidation amount of the outstanding Preferred Securities a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" under the Trust Agreement; or

      (v) the occurrence of certain events of bankruptcy or insolvency with respect to the Trust.

   Within 90 days after the occurrence of any Trust Agreement Event of Default, the Property Trustee shall transmit notice of any default known to the Property Trustee to the holders of Trust Securities and the Company, unless such Trust Agreement Event of Default shall have been cured or waived.

   If a Trust Agreement Event of Default occurs and is continuing, then, pursuant to the Trust Agreement, holders of a majority in aggregate liquidation amount of Preferred Securities have the right to direct the exercise of any trust or power conferred upon the Property Trustee under the Trust Agreement, including the right to direct the Property Trustee under the Trust Agreement to exercise the remedies available to it as holder of the Series E Junior Subordinated Notes. If the Property Trustee fails to enforce its rights under the Series E Junior Subordinated Notes, a holder of Preferred Securities may, to the fullest extent permitted by applicable law, institute a legal proceeding directly against the Company to enforce its rights under the Trust Agreement without first instituting any legal proceeding against the Property Trustee or the Trust. Notwithstanding the foregoing, a holder of Preferred Securities may institute a legal proceeding directly against the Company, without first instituting a legal proceeding against the Property Trustee or any other person or entity, for enforcement of payment to such holder of principal of or interest on the Series E Junior Subordinated Notes having a principal amount equal to the aggregate stated liquidation amount of the Preferred Securities of such holder on or after the due dates specified in the Series E Junior Subordinated Notes. See "Relationship Among the Preferred Securities, the Series E Junior Subordinated Notes and the Guarantee" herein and "Description of the Guarantees--Events of Default" in the accompanying Prospectus.

   A Trust Agreement Event of Default will be deemed to be cured or waived if, at any time, (a) after a Trust Agreement Event of Default exists and payment of interest and principal on the Series E Junior Subordinated Notes has been accelerated under the terms of the Subordinated Note Indenture or (b) prior to a judgment or decree for the payment of the money due on the Preferred Securities has been obtained, the following events occur: (i) the holders of at least 66 2/3% in liquidation amount of the outstanding Preferred Securities give written notice to the Property Trustee, the Administrative Trustees and the Company to rescind and annul such declaration of acceleration of the Series E Junior Subordinated Notes and its consequences, (ii) the Trust pays and deposits with the securities depository a sum sufficient to pay all Distributions (including any accrued interest) and liquidation amounts due on the Preferred Securities otherwise than caused by the acceleration of the Series E Junior Subordinated Notes and (iii) all other Trust Agreement Events of Default are no longer continuing or have been waived.

   Unless a Subordinated Note Indenture Event of Default shall have occurred and be continuing, the Securities Trustees may be removed at any time by act of the holder of the Common Securities. If a Subordinated Note Indenture Event of Default has occurred and is continuing, any Securities Trustee may be removed at such time by act of the holders of a majority in liquidation amount of the Preferred Securities, delivered to the appropriate Securities Trustee (in its individual capacity and on behalf of the Trust). No resignation or removal of any Securities Trustee and no appointment of a successor shall be effective until the acceptance of appointment by the successor Trustee in accordance with the requirements of the Trust Agreement.

   If a Subordinated Note Indenture Event of Default has occurred and is continuing, the holders of Preferred Securities shall have a preference over the holders of Common Securities upon dissolution of the Trust as described above. See "--Liquidation Distribution Upon Dissolution."

Voting Rights

   Except as provided below and under "Description of the Guarantees--Amendments and Assignment" in the accompanying Prospectus and as otherwise required by law and the Trust Agreement, the holders of the Preferred Securities will have no voting rights.

   If any proposed amendment to the Trust Agreement provides for, or the Securities Trustees otherwise propose to effect, (i) any action that would adversely affect the powers, preferences or special rights of the

Preferred Securities, whether by way of amendment to the Trust Agreement or otherwise, or (ii) the dissolution, winding-up or termination of the Trust, other than pursuant to the Trust Agreement, then the holders of outstanding Preferred Securities will be entitled to vote as a class on such amendment or proposal of the Securities Trustees, and such amendment or proposal shall not be effective except with the approval of the holders of at least 66 2/3% in liquidation amount of such outstanding Preferred Securities.

   So long as any Series E Junior Subordinated Notes are held by the Property Trustee, the Securities Trustees shall not (i) direct the time, method and place of conducting any proceeding for any remedy available to the Indenture Trustee, or executing any trust or power conferred on the Indenture Trustee with respect to the Series E Junior Subordinated Notes, (ii) waive any past default which is waivable under Section 513 of the Subordinated Note Indenture,
(iii) exercise any right to rescind or annul a declaration that the principal of all the Series E Junior Subordinated Notes shall be due and payable or (iv) consent to any amendment, modification or termination of the Subordinated Note Indenture or the Series E Junior Subordinated Notes, where such consent shall be required, or to any other action, as the holder of the Series E Junior Subordinated Notes, under the Subordinated Note Indenture, without, in each case, obtaining the prior approval of the holders of at least 66 2/3% in liquidation amount of the outstanding Preferred Securities; provided, however, that where a consent under the Subordinated Note Indenture would require the consent of each holder of Series E Junior Subordinated Notes affected thereby, no such consent shall be given by the Securities Trustees without the prior consent of each holder of Preferred Securities. The Securities Trustees shall not revoke any action previously authorized or approved by a vote of the holders of the Preferred Securities, except pursuant to a subsequent vote of such holders. The Property Trustee shall notify all holders of the Preferred Securities of any notice of default received from the Indenture Trustee with respect to the Series E Junior Subordinated Notes. In addition to obtaining the foregoing approvals of the holders of the Preferred Securities, prior to taking any of the foregoing actions, the Securities Trustees shall obtain an opinion of counsel experienced in such matters to the effect that the Trust will not be classified as other than a grantor trust for federal income tax purposes on account of such action.

   Any required approval of holders of Preferred Securities may be given at a separate meeting of holders of Preferred Securities convened for such purpose or pursuant to written consent. The Administrative Trustees will cause a notice of any meeting at which holders of Preferred Securities are entitled to vote to be given to each holder of record of Preferred Securities in the manner set forth in the Trust Agreement.

   Notwithstanding that holders of Preferred Securities are entitled to vote or consent under any of the circumstances described above, any of the Preferred Securities that are owned by the Company, the Securities Trustees or any affiliate of the Company or any Securities Trustee shall, for purposes of such vote or consent, be treated as if they were not outstanding.

Co-Property Trustees and Separate Property Trustee

   At any time or times, for the purpose of meeting the legal requirements of the 1939 Act or of any jurisdiction in which any part of the Trust Property may at the time be located, the holder of the Common Securities and the Property Trustee shall have power to appoint, and upon the written request of the Property Trustee, the Company, as Depositor, shall for such purpose join with the Property Trustee in the execution, delivery and performance of all instruments and agreements necessary or proper to appoint, one or more persons approved by the Property Trustee either to act as co-property trustee, jointly with the Property Trustee, of all or any part of such Trust Property, or to act as separate trustee of any such property, in either case with such powers as may be provided in the instrument of appointment, and to vest in such person or persons in such capacity, any property, title, right or power deemed necessary or desirable, subject to the provisions of the Trust Agreement. If the Company, as Depositor, does not join in such appointment within 15 days after the receipt by it of a request so to do, or in case a Subordinated Note Indenture Event of Default has occurred and is continuing, the Property Trustee alone shall have power to make such appointment.

Amendment of the Trust Agreement

   The Trust Agreement may be amended from time to time by the Company and the Securities Trustees without the consent of the holders of the Trust Securities
(i) to cure any ambiguity, correct or supplement any provision therein which may be inconsistent with any other provision therein, or to make any other provisions with respect to matters or questions arising under the Trust Agreement, which shall not be inconsistent with the other provisions of the Trust Agreement, provided that the amendment does not adversely affect in any material respect the interests of any holder of Trust Securities, or (ii) to modify, eliminate or add to any provisions of the Trust Agreement to such extent as shall be necessary to ensure that the Trust will not be classified as other than a grantor trust for federal income tax purposes. Except as provided in the succeeding paragraph, other amendments to the Trust Agreement may be made (i) upon approval of the holders of not less than 66 2/3% in aggregate liquidation amount of the Trust Securities then outstanding and (ii) upon receipt by the Securities Trustees of an opinion of counsel to the effect that such amendment will not affect the Trust's status as a grantor trust or the Trust's exemption from the 1940 Act.

   Notwithstanding the foregoing, without the consent of each affected holder of Trust Securities, the Trust Agreement may not be amended to (i) change the amount or timing of any Distribution on the Trust Securities or otherwise adversely affect the amount of any Distribution required to be made in respect of the Trust Securities as of a specified date, (ii) restrict the right of a holder of Trust Securities to institute suit for the enforcement of any such payment on or after such date or (iii) change the consent required to amend the Trust Agreement.

Mergers, Consolidations or Amalgamations

   The Trust may not consolidate, amalgamate, merge with or into, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to any corporation or other body, except as described below. The Trust may at the request of the Company, with the consent of the Administrative Trustees and without the consent of the holders of the Trust Securities, consolidate, amalgamate, merge with or into, or be replaced by a trust organized as such under the laws of any state; provided, that (i) such successor entity either (A) expressly assumes all of the obligations of the Trust with respect to the Trust Securities or (B) substitutes for the Preferred Securities other securities having substantially the same terms as the Trust Securities (the "Successor Securities") so long as the Successor Securities rank the same as the Trust Securities rank in priority with respect to Distributions and payments upon liquidation, redemption and otherwise, (ii) the Company expressly appoints a trustee of such successor entity possessing the same powers and duties as the Property Trustee as the holder of the Series E Junior Subordinated Notes, (iii) the Preferred Securities or any Successor Securities are listed, or any Successor Securities will be listed upon notification of issuance, on any national securities exchange or other organization on which the Preferred Securities are then listed, (iv) such merger, consolidation, amalgamation or replacement does not cause the Preferred Securities (including any Successor Securities) to be downgraded by any nationally recognized statistical rating organization, (v) such merger, consolidation, amalgamation or replacement does not adversely affect the rights, preferences and privileges of the holders of the Trust Securities (including any Successor Securities) in any material respect, (vi) such successor entity has a purpose substantially identical to that of the Trust,
(vii) prior to such merger, consolidation, amalgamation or replacement, the Company has received an opinion of counsel to the effect that (A) such merger, consolidation, amalgamation or replacement does not adversely affect the rights, preferences and privileges of the holders of the Trust Securities (including any Successor Securities) in any material respect, and (B) following such merger, consolidation, amalgamation or replacement, neither the Trust nor such successor entity will be required to register as an investment company under the 1940 Act, and (viii) the Company guarantees the obligations of such successor entity under the Successor Securities at least to the extent provided by the Guarantee. Notwithstanding the foregoing, the Trust shall not, except with the consent of holders of 100% in liquidation amount of the Trust Securities, consolidate, amalgamate, merge with or into, or be replaced by any other entity or permit any other entity to consolidate, amalgamate, merge with or into, or replace it if such consolidation, amalgamation, merger or replacement would cause the Trust or the successor entity to be classified as other than a grantor trust for federal income tax purposes.

   Any corporation or other body into which any of the Property Trustee, the Delaware Trustee or any Administrative Trustee that is not a natural person may be merged or converted or with which it may be consolidated, or any corporation or other body resulting from any merger, conversion or consolidation to which any such Securities Trustee shall be a party, or any corporation or other body succeeding to all or substantially all the corporate trust business of any such Securities Trustee, shall be the successor of such Securities Trustee under the Trust Agreement; provided such corporation is otherwise qualified and eligible under the Trust Agreement.

Payment and Paying Agent

   So long as DTC is acting as securities depositary for the Preferred Securities, payments in respect of the Preferred Securities shall be made to DTC, which is to credit the relevant accounts at DTC on the applicable Distribution Payment Dates. If the Preferred Securities are not held by DTC, such payments shall be made by check mailed to the address of the holder entitled thereto as such address shall appear on the Securities Register (as such term is defined in the Trust Agreement). The Paying Agent shall initially be the Property Trustee. The Paying Agent shall be permitted to resign as Paying Agent upon 30 days' written notice to the Administrative Trustees and the Company. In such event, the Administrative Trustees shall appoint a successor to act as Paying Agent.

Registrar and Transfer Agent

   It is anticipated that the Property Trustee, or one of its affiliates, will act as registrar and transfer agent (the "Securities Registrar") for the Preferred Securities.

   Registration of transfers of Preferred Securities will be effected without charge by or on behalf of the Trust, but upon payment in respect of any tax or other governmental charges which may be imposed in relation to it.

   The Securities Registrar will not be required to register or cause to be registered any transfer of Preferred Securities after they have been called for redemption.

Information Concerning the Property Trustee

   The Property Trustee, prior to the occurrence of a Trust Agreement Event of Default with respect to the Trust Securities, undertakes to perform only such duties as are specifically set forth in the Trust Agreement and, after default, shall exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. Subject to such provisions, the Property Trustee is under no obligation to exercise any of the powers vested in it by the Trust Agreement at the request of any holder of Preferred Securities, unless offered reasonable indemnity by such holder against the costs, expenses and liabilities which might be incurred thereby.

   JPMorgan Chase Bank, the Property Trustee, also serves as Indenture Trustee and Guarantee Trustee. The Company and certain of its affiliates maintain deposit accounts and banking relationships with JPMorgan Chase Bank. JPMorgan Chase Bank serves as trustee under other indentures pursuant to which securities of the Company and affiliates of the Company are outstanding.

Governing Law

   The Trust Agreement and the Trust Securities will be governed by, and construed in accordance with, the internal laws of the State of Delaware; provided that the immunities and standard of care of the Property Trustee shall be governed by New York law.

Miscellaneous

   The Administrative Trustees are authorized and directed to operate the Trust so that the Trust will not be deemed to be an "investment company" required to be registered under the 1940 Act or taxed as other than a grantor trust for federal income tax purposes and so that the Series E Junior Subordinated Notes will be treated as indebtedness of the Company for federal income tax purposes. In this connection, the Administrative Trustees and the Company are authorized to take any action, not inconsistent with applicable law, the Trust's certificate of trust or the Trust Agreement, that the Administrative Trustees and the Company determine in their discretion to be necessary or desirable for such purposes, as long as such action does not materially and adversely affect the interests of the holders of the Preferred Securities.

             DESCRIPTION OF THE SERIES E JUNIOR SUBORDINATED NOTES

   Set forth below is a description of the specific terms of the Series E Junior Subordinated Notes. This description supplements, and should be read together with, the description of the general terms and provisions of the Junior Subordinated Notes set forth in the accompanying Prospectus under the caption "Description of the Junior Subordinated Notes." The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the description in the accompanying Prospectus and the Subordinated Note Indenture.

General

   The Series E Junior Subordinated Notes will be issued as a series of Junior Subordinated Notes under the Subordinated Note Indenture. The Series E Junior Subordinated Notes will be limited in aggregate principal amount to $41,238,000, such amount being the approximate aggregate liquidation amount of the Trust Securities.

   The entire principal amount of the Series E Junior Subordinated Notes will mature and become due and payable, together with any accrued and unpaid interest thereon, including Additional Interest (see "Description of the Junior Subordinated Notes--Additional Interest" in the accompanying Prospectus), if any, on November 30, 2042. The Series E Junior Subordinated Notes are not subject to any sinking fund provision.

   The terms of the Series E Junior Subordinated Notes correspond to those of the Preferred Securities, as described herein.

Optional Redemption

   The Company shall have the right to redeem the Series E Junior Subordinated Notes, in whole, but not in part, without premium, from time to time, on the last Interest Payment Date, as defined below, relating to the Initial Fixed Rate Period, on such dates with respect to any other Fixed Rate Period as the Company and the Trust may determine prior to the remarketing establishing such Fixed Rate Period, on any Interest Payment Date relating to a Floating Rate Period or upon the occurrence of a Special Event as described under "Description of the Preferred Securities--Special Event Redemption; Distribution of Series E Junior Subordinated Notes," upon not less than 30 nor more than 60 days' notice, at the Redemption Price.

Interest

   Each Series E Junior Subordinated Note shall bear interest at a rate equal to the Distribution Rate payable on the Preferred Securities (the "Interest Rate"). The periods for which interest is payable shall be the same as the semiannual or quarterly Distribution Periods for the Preferred Securities (each, an "Interest Period"). Interest shall be payable on the same dates as Distributions are payable on the Preferred Securities (each, an "Interest Payment Date") to the person in whose name such Series E Junior Subordinated
Note is registered on the Record Date. The Interest Rate payable on each Interest Payment Date and the length of each Interest Period shall be determined and shall be computed in the same manner as Distributions and Distribution Periods are computed for the Preferred Securities.

Option to Extend Interest Payment Period

   The Company shall have the right at any time, and from time to time, to defer payments of interest on the Series E Junior Subordinated Notes by extending the interest payment period for up to five years, but not beyond the stated maturity date. During any Extension Period, Distributions and interest will continue to accrue on the Preferred Securities and the Series E Junior Subordinated Notes. If the Company elects to defer interest during a Fixed Rate Period, interest will continue to accrue at the Fixed Rate until the expiration of the Fixed Rate Period. Upon expiration of such Fixed Rate Period and any Fixed Rate Period during the Extension Period, the Company and the Trust will have the option to remarket the Preferred Securities for a new Fixed Rate Period. If the Company and the Trust do not remarket the Preferred Securities, the Floating Rate during the Extension Period shall not be less than the Fixed Rate for the Fixed Rate Period just ended. If the Company elects to defer interest during a Floating Rate Period, interest will continue to accrue at the applicable Floating Rate, reset quarterly, subject to the right of the Company and the Trust to remarket the Preferred Securities prior to any Interest Payment Date in order to establish a new Fixed Rate for a new Fixed Rate Period.

   If the Company decides to defer interest payments on the Series E Junior Subordinated Notes, the Extension Period shall not exceed five years. An Extension Period shall not extend beyond the stated maturity of the Series E Junior Subordinated Notes. Prior to the termination of any Extension Period, the Company may further defer payments of interest; provided that the Extension Period, together with all such previous and further extensions thereof, may not exceed five years. The Company may only terminate an Extension Period on the last day of any Interest Period. Upon the termination of any Extension Period and the payment of all amounts then due, the Company may select a new Extension Period, subject to the above requirements. There could be multiple Extension Periods of varying lengths throughout the term of the Series E Junior Subordinated Notes.

   At the end of an Extension Period, the Company shall pay all interest then accrued and unpaid (together with interest thereon at the prevailing Interest Rate, to the extent permitted by applicable law, compounded on each Interest Payment Date); provided, that if the Company shall have given notice of its election to select an Extension Period, (a) the Company shall not declare or pay any dividend or distribution on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its capital stock or make any guarantee payments with respect to the foregoing, and (b) the Company shall not make any payment of interest, principal or premium, if any, on or repay, repurchase or redeem any debt securities (including guarantees other than the Guarantee) issued by the Company which rank on a parity with or junior to the Series E Junior Subordinated Notes.

   The Company has no present intention of exercising its rights to defer payments of interest by extending the Interest Period on the Series E Junior Subordinated Notes. See "Certain Federal Income Tax Consequences--Original Issue Discount."

   The Company shall give the holder or holders of the Series E Junior Subordinated Notes and the Indenture Trustee notice of its selection or extension of an Extension Period at least one Business Day prior to the earlier of (i) the Record Date relating to the Interest Payment Date on which the Extension Period is to commence or relating to the Interest Payment Date on which an Extension Period that is being extended would otherwise terminate or
(ii) the date the Company or the Trust is required to give notice to any applicable self-regulatory organization of the Record Date or the date such interest or Distributions are payable.

Events of Default

   For a description of Subordinated Note Indenture Events of Default with respect to the Series E Junior Subordinated Notes, see "Description of the Junior Subordinated Notes--Events of Default" in the accompanying Prospectus.

Book-Entry and Issuance

   If distributed to holders of Trust Securities in connection with the voluntary or involuntary dissolution, winding-up or liquidation of the Trust, the Series E Junior Subordinated Notes are expected to be issued in the form of one or more global certificates registered in the name of the securities depositary or its nominee. In such event, the procedures applicable to the transfer and payment of the Series E Junior Subordinated Notes are expected to be substantially similar to those described with respect to the Preferred Securities in "Description of the Preferred Securities--Book-Entry Only Issuance--The Depository Trust Company."

                 RELATIONSHIP AMONG THE PREFERRED SECURITIES,
           THE SERIES E JUNIOR SUBORDINATED NOTES AND THE GUARANTEE

   As long as payments of interest and other payments are made when due on the Series E Junior Subordinated Notes, such payments will be sufficient to cover Distributions and payments due on the Trust Securities primarily because (i) the aggregate principal amount of Series E Junior Subordinated Notes will be equal to the sum of the aggregate stated liquidation amount of the Trust Securities; (ii) the Interest Rate and interest and other payment dates on the Series E Junior Subordinated Notes will match the Distribution Rate and distribution and other payment dates for the Preferred Securities; (iii) the Company shall pay for all costs and expenses of the Trust pursuant to the Agreement as to Expenses and Liabilities; and (iv) the Trust Agreement provides that the Securities Trustees shall not cause or permit the Trust to, among other things, engage in any activity that is not consistent with the purposes of the Trust.

   Payments of Distributions (to the extent funds therefor are legally and immediately available) and other payments due on the Preferred Securities (to the extent funds therefor are legally and immediately available) are guaranteed by the Company as and to the extent set forth under "Description of the Guarantees" in the accompanying Prospectus. If the Company does not make interest payments on the Series E Junior Subordinated Notes, it is not expected that the Trust will have sufficient funds to pay Distributions on the Preferred Securities. The Guarantee is a guarantee from the time of its issuance, but does not apply to any payment of Distributions unless and until the Trust has sufficient funds legally and immediately available for the payment of such Distributions.

   If the Company fails to make interest or other payments on the Series E Junior Subordinated Notes when due (taking into account any Extension Period), the Trust Agreement provides a mechanism whereby the holders of the Preferred Securities may appoint a substitute Property Trustee. Such holders may also direct the Property Trustee to enforce its rights under the Series E Junior Subordinated Notes, including proceeding directly against the Company to enforce the Series E Junior Subordinated Notes. If the Property Trustee fails to enforce its rights under the Series E Junior Subordinated Notes, to the fullest extent permitted by applicable law, any holder of Preferred Securities may institute a legal proceeding directly against the Company to enforce the Property Trustee's rights under the Series E Junior Subordinated Notes without first instituting any legal proceeding against the Property Trustee or any other person or entity. Notwithstanding the foregoing, a holder of Preferred Securities may institute a legal proceeding directly against the Company, without first instituting a legal proceeding against the Property Trustee or any other person or entity, for enforcement of payment to such holder of principal of or interest on the Series E Junior Subordinated Notes having a principal amount equal to the aggregate stated liquidation amount of the Preferred Securities of such holder on or after the due dates specified in the Series E Junior Subordinated Notes.

   If the Company fails to make payments under the Guarantee, the Guarantee provides a mechanism whereby the holders of the Preferred Securities may direct the Guarantee Trustee to enforce its rights thereunder. In addition, any holder of Preferred Securities may institute a legal proceeding directly against the Company to enforce the Guarantee Trustee's rights under the Guarantee without first instituting a legal proceeding against the Guarantee Trustee or any other person or entity.

   The Guarantee, the Subordinated Note Indenture, the Series E Junior Subordinated Notes, the Trust Agreement and the Agreement as to Expenses and Liabilities, as described above, constitute a full and unconditional guarantee by the Company of the payments due on the Preferred Securities.

   Upon any voluntary or involuntary dissolution, winding-up or termination of the Trust, unless the Series E Junior Subordinated Notes are distributed in connection therewith, the holders of Preferred Securities will be entitled to receive, out of assets legally available for distribution to holders, the Liquidation Distribution in cash. See "Description of the Preferred Securities--Liquidation Distribution Upon Dissolution." Upon any voluntary or involuntary liquidation or bankruptcy of the Company, the Property Trustee, as holder of the Series E Junior Subordinated Notes, would be a subordinated creditor of the Company, subordinated in right of payment to all Senior Indebtedness, but entitled to receive payment in full of principal and interest before any stockholders of the Company receive payments or distributions. Because the Company is guarantor under the Guarantee and has agreed to pay for all costs, expenses and liabilities of the Trust (other than the Trust's obligations to holders of the Preferred Securities) pursuant to the Agreement as to Expenses and Liabilities, the positions of a holder of Preferred Securities and a holder of Series E Junior Subordinated Notes relative to other creditors and to stockholders of the Company in the event of liquidation or bankruptcy of the Company would be substantially the same.

   A default or event of default under any Senior Indebtedness would not constitute a default or Event of Default under the Subordinated Note Indenture. However, in the event of payment defaults under, or acceleration of, Senior Indebtedness, the subordination provisions of the Series E Junior Subordinated Notes provide that no payments may be made in respect of the Series E Junior Subordinated Notes until such Senior Indebtedness has been paid in full or any payment default thereunder has been cured or waived. Failure to make required payments on the Series E Junior Subordinated Notes would constitute an Event of Default under the Subordinated Note Indenture, except that failure to make interest payments on the Series E Junior Subordinated Notes will not be an Event of Default during an Extension Period; provided, however, that any Extension Period may not exceed five years or extend beyond the stated maturity of the Series E Junior Subordinated Notes.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

   The following is a summary of the material United States federal income tax consequences of the ownership and disposition of the Preferred Securities, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. Unless otherwise stated, this summary deals only with Preferred Securities held as capital assets by Holders (as defined below). The tax treatment of a Holder may vary depending on its particular situation. This summary does not deal with special classes of Holders, such as foreign persons, dealers in securities or currencies, banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, tax exempt organizations, persons holding Preferred Securities as part of a straddle or as part of a hedging or conversion transaction or other integrated investment, or persons whose functional currency is not the United States dollar. Further, it does not include any description of alternative minimum tax consequences or the tax laws of any state, local or foreign government that may be applicable to the Preferred Securities. Prospective investors should consult their own tax advisors with regard to the application of any foreign, state, local or other tax laws. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury regulations thereunder and administrative and judicial interpretations thereof, all as of the date hereof, and all of which are subject to change (possibly on a retroactive basis). The authorities on which this summary is based are subject to various interpretations, and it is therefore possible that the federal income tax treatment of the ownership and disposition of the Preferred Securities may differ from the treatment described below. The Company has not sought any ruling from the Internal Revenue Service (the "IRS") with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. In addition, the IRS is not precluded from successfully adopting a contrary position.

   As used herein, the term "Holder" means a beneficial owner of Preferred Securities, that is for United States federal income tax purposes: (i) a citizen or resident (as defined in Section 7701(b) of the Code) of the United States, (ii) a corporation, partnership or other entity created or organized under the laws of the United States or a political subdivision thereof, (iii) an estate the income of which is subject to federal income taxation regardless of its source, or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and (b) one or more United States persons have the authority to control all substantial decisions of the trust.

Treatment of the Trust and Preferred Securities for Federal Income Tax Purposes

   The Trust will be treated as a "grantor trust" and not as an association taxable as a corporation for federal income tax purposes. Thus, for federal income tax purposes, each Holder will be treated as the beneficial owner of a pro rata undivided interest in the Series E Junior Subordinated Notes and, consequently, will be required to include in income the Holder's pro rata share of the entire income from the Series E Junior Subordinated Notes. Each Holder generally will determine its net income or loss with respect to the Trust in accordance with its own method of accounting, although income arising from OID, if any, must be taken into account under the accrual method of accounting even if the Holder otherwise would use the cash receipts and disbursements method. See "Original Issue Discount" below.

Payment of Interest

   Except as set forth below with respect to OID, if any, stated interest on a Series E Junior Subordinated Note will generally be taxable to a Holder as ordinary income at the time it is paid or accrued in accordance with the Holder's own method of tax accounting.

Original Issue Discount

   The terms of the Series E Junior Subordinated Notes permit the Company to defer the payment of interest on the Series E Junior Subordinated Notes at any time and from time to time by extending the interest payment period for up to five years with respect to each Extension Period; provided, however, that no Extension Period may extend beyond the stated maturity date of the Series E Junior Subordinated Notes.

   Under applicable Treasury regulations, a remote contingency that stated interest will not be timely paid is ignored in determining whether a debt instrument is issued with OID. While the law is not entirely clear, because the Company's exercise of the option to defer payments of stated interest on the Series E Junior Subordinated Notes would prevent the Company from paying dividends on any class of stock, the Company believes that the likelihood of its exercising its option to defer payments is remote within the meaning of the regulations. As a result, unless and until the Company exercises its option to defer payments of stated interest, each Holder should include in gross income such Holder's allocable share of interest in the Series E Junior Subordinated Notes in accordance with such Holder's method of tax accounting. It should be noted that these regulations have not yet been addressed in any rulings or other interpretations by the IRS. Accordingly, it is possible that the IRS could take a position contrary to the interpretations described herein.

   Should the Company exercise its option to defer payments of interest, the Series E Junior Subordinated Notes would, at that time, be treated as issued with OID. Thereafter, the sum of the remaining interest payments on the Series E Junior Subordinated Notes would be treated as OID, which a Holder would be required to accrue and include in taxable income on an economic accrual basis (regardless of the Holder's method of accounting for income tax purposes) over the remaining term of the Series E Junior Subordinated Notes (including any period of interest deferral), without regard to the timing of payments under the Series E Junior Subordinated Notes. The amount a Holder would include in taxable income would be determined on the basis of a constant-yield method over the remaining term of the Series E Junior Subordinated Notes, and the actual receipt of future payments of stated interest on the Series E Junior Subordinated Notes would no longer be separately reported as taxable income. The total amount of OID that would accrue during the Extension Period would be approximately equal to the amount of the cash payment due at the end of such period. Any OID included in income would increase a Holder's adjusted tax basis in their Preferred Securities, and a Holder's actual receipt of cash would reduce such Holder's basis in the Preferred Securities.

   This discussion of "Certain Federal Income Tax Consequences" is based on the assumption that the Series E Junior Subordinated Notes qualify as "variable rate debt instruments" ("VRDIs") that are issued without any OID (other than "de minimis" OID, if any) within the meaning of applicable Treasury regulations. However, the law is not settled and it is possible that the IRS could take the position that the Series E Junior Subordinated Notes are either
(i) VRDIs issued with OID or (ii) contingent payment debt instruments. If the IRS were successful in either assertion, Holders would experience United States federal income tax consequences significantly different from those discussed herein.

Market Discount and Premium

   Prior to the exercise by the Company of its option to defer payment of stated interest on the Series E Junior Subordinated Notes, a purchaser of a Preferred Security at a discount from the liquidation amount at maturity of such purchaser's pro rata share of the Series E Junior Subordinated Notes acquires such Preferred Security with "market discount." Following the exercise by the Company of its option to defer payments of stated interest on the Series E Junior Subordinated Notes, a purchaser of a Preferred Security at a discount from its "revised issue price" acquires such Preferred Security with "market discount." For this purpose, the "revised issue price" is the issue price of the Preferred Security plus the aggregate amount of OID includible in the gross income of all holders of the security for all periods before the acquisition. However, in either case, market discount with respect to a Preferred Security will be considered to be zero if it is de minimis. Market discount will be de minimis with respect to a Preferred Security if it is less than the product of
(i) 0.25% of the adjusted issue price of the purchaser's pro rata share of the Series E Subordinated Notes multiplied by (ii) the number of complete years to maturity of such Series E Subordinated Notes after the date of purchase. The purchaser of a Preferred Security with more than a de minimis amount of market discount generally will be required to treat any gain on the sale, exchange, redemption or other disposition of all or part of the Preferred Securities (or related Series E

Junior Subordinated Notes) as ordinary income to the extent of accrued (but not previously taxed) market discount. Market discount generally will accrue ratably during the period from the date of purchase of such Preferred Security to the maturity date of the Series E Junior Subordinated Notes unless the Holder irrevocably elects to accrue such market discount on the basis of a constant interest rate.

   A Holder who has acquired a Preferred Security at a market discount generally will be required to defer any deductions of interest expense attributable to any indebtedness incurred or continued to purchase or carry the Preferred Security, to the extent such interest expense exceeds the related interest income. Any such deferred interest expense generally will be allowable as a deduction not later than the year in which the related market discount income is recognized. As an alternative to the inclusion of market discount in income upon disposition of all or a portion of a Preferred Security of the related Series E Junior Subordinated Notes (including redemptions thereof), a Holder may make an election (which may not be revoked without the IRS's consent) to include market discount in income as it accrues on all market discount instruments acquired by the Holder during or after the taxable year for which the election is made. In that case, the preceding deferral rule for interest expense will not apply.

   In lieu of the foregoing treatment of market discount and interest expense, a Holder may elect to treat any market discount (including a de minimis amount) as OID and accrue such discount on a constant-yield basis in the same manner as the Holder accrues OID.

   Prior to the exercise by the Company of its option to defer payments of stated interest on the Series E Junior Subordinated Notes, a Holder that acquires a Preferred Security for an amount that is greater than its liquidation amount at maturity will be considered to have purchased the Preferred Security at a "premium" equal to such excess and may elect (in accordance with applicable Code provisions) to amortize such premium on a constant-yield basis over the remaining term of the Preferred Security (subject to special rules concerning early call provisions). If an election to amortize the premium on a Preferred Security, if any, is not made, the premium will decrease the gain or increase the loss otherwise recognized on a taxable disposition of the Preferred Security. Following the exercise by the Company of its option to defer payments of stated interest on the Series E Junior Subordinated Notes, a Holder that has acquired a Preferred Security for a purchase price in excess of its "adjusted issue price" may generally apply such "acquisition premium" to reduce the amount of OID required to be included in income. The "adjusted issue price" will generally be equal to the original issue price of a Preferred Security increased by the amount of OID previously includible in the gross income of any Holder and decreased by any payments made after the Company has exercised its option to defer payments.

Corporate Holders

   Corporate Holders of Preferred Securities will not be entitled to a dividends-received deduction for any income from the Preferred Securities.

Sale of Preferred Securities

   Upon the sale, retirement (including redemption) or other taxable disposition of all or part of a Preferred Security, a Holder thereof will recognize gain or loss equal to the difference between the amount realized on such sale, retirement or other disposition and such Holder's adjusted tax basis in the Preferred Security or part thereof. If the Holder disposes of a Preferred Security prior to the occurrence of an Extension Period, any portion of the amount received that is attributable to accrued interest will be treated as interest income to the Holder and will not be treated as part of the amount realized for purposes of determining gain or loss on the disposition of the Preferred Security. Any recognized gain or loss will be capital gain or loss, except to the extent of any accrued market discount. See "--Market Discount and Premium" above. The capital gain or loss will be long-term if the holding period for the Preferred Security is more than one year at the time of sale, retirement or other disposition. If, however, the Series E Junior Subordinated Notes were determined not to qualify as VRDIs under the applicable Treasury regulations, they would be treated as "contingent payment debt instruments" with the result that any recognized gain upon disposition of Preferred Securities would be treated as ordinary income to the

Holder rather than as capital gain. Any loss recognized would be ordinary loss to the extent of the Holder's ordinary income previously taken in account. A Holder's adjusted tax basis in a Preferred Security acquired by purchase will generally equal the cost of such Preferred Security to the Holder. A Holder's adjusted tax basis in a Preferred Security is increased by the amount of any related accrued OID and market discount included in taxable income by the Holder. Also, a Holder's adjusted tax basis in a Preferred Security is reduced by any amortized "premium" and, following exercise by the Company of its option to defer payments of stated interest on the Series E Junior Subordinated Notes, it is also reduced by subsequent payment on the Series E Junior Subordinated Notes distributed on the Preferred Security.

Receipt of Series E Junior Subordinated Notes Upon Liquidation of the Trust

   As described under "Description of the Preferred Securities--Special Event Redemption; Distribution of Series E Junior Subordinated Notes," Series E Junior Subordinated Notes may be distributed to Holders in exchange for the Preferred Securities and in liquidation of the Trust. Such a distribution would be treated as a non-taxable event to each Holder, and each Holder would receive an aggregate tax basis in the Holder's Series E Junior Subordinated Notes equal to the Holder's aggregate tax basis in its Preferred Securities. A Holder's holding period with respect to the Series E Junior Subordinated Notes so received in liquidation of the Trust would include the period for which the Preferred Securities were held by such Holder.

Information and Backup Withholding

   Income on the Preferred Securities will be reported to Holders on Form 1099, which form should be mailed to Holders of Preferred Securities by January 31 following each calendar year. In addition, a Holder may be subject to "backup withholding" under certain circumstances. Backup withholding applies to a Holder if the Holder, among other things, (i) fails to furnish his social security number or other taxpayer identification number ("TIN") to the payor responsible for backup withholding (for example, the Holder's securities broker), (ii) furnishes such payor an incorrect TIN, (iii) fails to provide such payor with a certified statement, signed under penalties of perjury, that the TIN provided to the payor is correct and that the Holder is not subject to backup withholding, or (iv) fails to report properly interest and dividends on his tax return. Backup withholding, however, does not apply to payments made to certain exempt recipients, such as corporations and tax-exempt organizations. Backup withholding applies to "reportable payments," which generally will include distributions of interest and principal payments on the Series E Junior Subordinated Notes. Currently, the backup withholding tax rate is 30%, but will be gradually reduced to 28% by 2006.

Effect of Possible Tax Law Changes on the Preferred Securities

   On January 24, 2002, legislation was proposed in Congress that generally would deny an interest deduction for interest paid or accrued on debt instruments that are not shown as part of the total liabilities in the certified annual report of an issuer. If this provision were to apply to the Series E Junior Subordinated Notes, the Company would not be able to deduct interest payments on the Series E Junior Subordinated Notes. However, this provision is proposed to be effective for instruments issued on or after the date of enactment of such legislation. Consequently, as drafted, the proposed legislation would not affect the Preferred Securities or the Series E Junior Subordinated Notes or otherwise affect the tax treatment of the transaction described in this Prospectus Supplement. Nevertheless, there can be no assurance that the final terms of the proposed legislation, if adopted, or other further legislative proposals, will not adversely affect our ability to deduct interest on the Series E Junior Subordinated Notes. If such an event were to occur, the Company would be permitted to redeem the Series E Junior Subordinated Notes. Such redemption would cause a mandatory redemption of the Preferred Securities at a redemption price equal to their liquidation amount plus accumulated and unpaid distributions and would constitute a taxable event. See "Risk Factors -- Preferred Securities May be Redeemed at Any Time if Certain Changes in Tax or Investment Company Law Occur."

   THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE MAY NOT BE APPLICABLE TO A HOLDER, DEPENDING UPON A HOLDER'S PARTICULAR SITUATION, AND THEREFORE EACH HOLDER SHOULD CONSULT HIS TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF PREFERRED SECURITIES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAW.

                         CERTAIN ERISA CONSIDERATIONS

   A fiduciary of a pension, profit-sharing or other employee benefit plan (an "ERISA Plan") subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), should consider the fiduciary standards of ERISA in the context of the ERISA Plan's particular circumstances before authorizing an investment in the Preferred Securities. Among other factors, the fiduciary should consider whether such an investment is in accordance with the documents governing the ERISA Plan and whether the investment is appropriate for the ERISA Plan in view of its overall investment policy and diversification of its portfolio.

   Certain provisions of ERISA and the Code prohibit ERISA Plans, as well as individual retirement accounts and Keogh plans subject to section 4975 of the Code (collectively, "Plans"), from engaging in certain transactions involving "plan assets" with parties that are "parties in interest" under ERISA or "disqualified persons" under the Code with respect to the Plan. The U.S. Department of Labor has issued a final regulation (the "Regulation") with regard to whether the underlying assets of an entity in which employee benefit plans acquire equity interests are deemed to be plan assets.

   Under such Regulation, for purposes of ERISA and section 4975 of the Code, the assets of the Trust would be deemed to be "plan assets" of a Plan whose assets were used to purchase Preferred Securities if the Preferred Securities were considered to be equity interests in the Trust and no exception to plan asset status was applicable under the Regulation.

   If the assets of the Trust were deemed to be plan assets of Plans that are holders of the Preferred Securities, a Plan's investment in the Preferred Securities might be deemed to constitute a delegation under ERISA of the duty to manage plan assets by a fiduciary investing in Preferred Securities. In addition, the Company might be considered a "party in interest" or "disqualified person" with respect to Plans whose assets were used to purchase Preferred Securities. If this were the case, an investment in Preferred Securities by a Plan might constitute or, in the course of the operation of the Trust, give rise to a prohibited transaction under ERISA or the Code. In particular, it is likely that, under such circumstances, a prohibited "extension of credit" to the Company would be considered to occur under ERISA and the Code.

   Because of the possibility that the assets of the Trust would be considered plan assets of Plans whose assets were invested in the Preferred Securities, and the likelihood that under such circumstances a prohibited extension of credit would occur, the Preferred Securities may not be purchased or held by any Plan or any person investing "plan assets" of any Plan, unless such purchaser or holder is eligible for the exemptive relief available under Prohibited Transaction Class exemption ("PTCE") 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) or PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers). Any purchaser of the Preferred Securities or any interest therein will be deemed to have represented that either (a) it is not a Plan and is not purchasing such securities (or interest therein) on behalf of or with "plan assets" of any Plan or (b) its purchase and holding of the Preferred Securities (or interest therein) is eligible for the exemptive relief available under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14.

   Due to the complexity of these rules and the penalties imposed upon persons involved in prohibited transactions, it is important that any person considering the purchase of Preferred Securities with Plan assets consult with its counsel regarding the consequences under ERISA and the Code of the acquisition and ownership of Preferred Securities and the availability of exemptive relief under the class exemptions listed above. Employee benefit plans which are governmental plans (as defined in Section 3(32) of ERISA) and certain church plans (as defined in Section 3(33) of ERISA) generally are not subject to ERISA requirements but may be subject to comparable requirements.

                                 UNDERWRITING

   The Company and the Trust have entered into an underwriting agreement (the "Underwriting Agreement") with Lehman Brothers Inc. as representative (the "Representative") of the several underwriters named below (the "Underwriters"). In the Underwriting Agreement, each Underwriter has severally agreed, subject to the terms and conditions set forth therein, to purchase all of the Preferred Securities set opposite its name below if any of the Preferred Securities are purchased.

                                                  Number of
              Name                           Preferred Securities
              ----                           --------------------
              Lehman Brothers Inc...........        32,000
              SunTrust Capital Markets, Inc.         8,000

                                                    ------
                   Total....................        40,000

                                                    ======

   Because the Trust will invest the proceeds from the sale of the Preferred Securities in the Series E Junior Subordinated Notes issued by the Company, the Underwriting Agreement provides that the Company will pay an underwriting commission of $10.00 per Preferred Security (or $400,000 for all Preferred Securities) to the Representative for the account of the several Underwriters, as compensation.

   The Underwriters propose to offer the Preferred Securities directly to the public at the initial public offering set forth on the cover page of this Prospectus Supplement and may offer them to certain securities dealers at such price less a concession not in excess of 0.60% of the liquidation amount per Preferred Security. The Underwriters may allow, and such dealers may reallow, a concession not in excess of 0.25% of the liquidation amount of the Preferred Security to certain brokers and dealers. After the Preferred Securities are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

   Prior to this offering, there has been no public market for the Preferred Securities. The Preferred Securities will not be listed on a securities exchange. The Representative has advised the Company that the Underwriters intend to make a market in the Preferred Securities. The Underwriters will have no obligation to make a market in the Preferred Securities, however, and may cease market making activities, if commenced, at any time.

   The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

   The Company's expenses associated with the offer and sale of the Preferred Securities are estimated to be $210,000.

   In order to facilitate the offering of the Preferred Securities, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Preferred Securities. Specifically, the Underwriters may over-allot in connection with the offering, creating short positions in the Preferred Securities for their own account. In addition, to cover over-allotments or to stabilize the price of the Preferred Securities, the Underwriters may bid for, and purchase, Preferred Securities in the open market. The Underwriters may reclaim selling concessions allowed to an Underwriter or dealer for distributing Preferred Securities in the offering, if the Underwriters repurchase previously distributed Preferred Securities in transaction to cover short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Preferred Securities above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

   In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

   Neither the Company, the Trust nor the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Preferred Securities. In addition, neither the Company, the Trust nor the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions once commenced will not be discontinued without notice.

   Because NASD Regulation, Inc. ("NASDR") is expected to view the Preferred Securities as interests in a direct participation program, the offering is being made in compliance with Rule 2810 of the NASDR's Conduct Rules. Offers and sales of Preferred Securities will be made only to (i) "qualified institutional buyers", as defined in Rule 144A under the Securities Act; or
(ii) institutional "accredited investors", as defined in Rule 501(a)(1)-(3) of Regulation D under the Securities Act. The Underwriters may not confirm sales to any accounts over which they exercise discretionary authority without the prior written approval of the transaction by the customer.

   The Underwriters and their affiliates engage in transactions with, and, from time to time, have performed services for, the Company and its affiliates in the ordinary course of business.

                                    EXPERTS

   The financial statements and schedules of the Company included in the Company's Annual Report on Form 10-K for the year ended December 31, 2001, incorporated by reference herein, have been audited by Arthur Andersen LLP ("Andersen"), independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

   On March 28, 2002, the Board of Directors of Southern, upon recommendation of its Audit Committee, decided not to engage Andersen as the Company's principal public accountants and engaged Deloitte & Touche LLP to serve as the Company's principal public accountants for fiscal year 2002.

                                LEGAL OPINIONS

   Certain matters of Delaware law relating to the validity of the Preferred Securities will be passed upon on behalf of the Company and the Trust by Richards, Layton & Finger, P.A., Wilmington, Delaware, special Delaware counsel to the Company and the Trust. The validity of the Series E Junior Subordinated Notes, the Guarantee and certain matters relating thereto will be passed upon on behalf of the Company by Beggs & Lane, Pensacola, Florida, and by Troutman Sanders LLP, Atlanta, Georgia. Troutman Sanders LLP will also pass upon certain matters relating to United States federal income tax considerations. Certain legal matters will be passed upon for the Underwriters by Dewey Ballantine LLP, New York, New York.

                          40,000 Preferred Securities


                                   [LOGO]
                                    GULF
                                    POWER
                              A SOUTHERN COMPANY

                          Gulf Power Capital Trust IV

                      Flexible Trust Preferred Securities
                                 (T-FLEX/SM/)
                     (Five Year Initial Fixed Rate Period)
              (Liquidation Amount $1,000 per Preferred Security)

           Fully and unconditionally guaranteed, as described herein


                               -----------------

                             PROSPECTUS SUPPLEMENT
                               December 5, 2002

                               -----------------

                                LEHMAN BROTHERS

                          SUNTRUST ROBINSON HUMPHREY